As filed with the Securities and Exchange Commission on September 20, 2005

Registration No. 333-127418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMPUCREDIT CORPORATION

(Exact name of registrant as specified in its charter)

6141

(Primary Standard Industrial Classification Code Number)

GEORGIA	58-2336689
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346

(770) 206-6200

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Paul Whitehead, III

Chief Financial Officer

245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346 (770) 206-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia  30308-2216

(404) 885-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
3.625% Convertible Senior Notes due 2025	$250,000,000	(1)(2)	100	%(3)	$250,000,000	(3)	$29,425	(5)
Common Stock	5,757,725	(4)	—		—		—	(6)

(1)           Represents the aggregate principal amount of 3.625% Convertible Senior Notes due 2025 that we sold in a private placement on May 27, 2005.

(2)           Exclusive of accrued interest and distributions, if any.

(3)           Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act.

(4)           Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby assuming a price per share of our common stock of $86.84 (twice the effective conversion price) or less.  Pursuant to Rule 416 under the Securities Act, such number of shares registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock dividend, stock split, recapitalization or similar event.

(5)           Previously paid on August 11, 2005.

(6)           Pursuant to Rule 457(i), there is no additional filing fee in respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$250,000,000

COMPUCREDIT CORPORATION

3.625% Convertible Senior Notes due 2025

and

Shares of Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in May 2005.  The notes are our senior unsecured obligations and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated obligations and senior in right of payment to all of our future subordinated indebtedness.  The notes are effectively subordinated to any of our existing and future secured obligations to the extent of the value of the assets securing such obligations and to the indebtedness and other liabilities of our subsidiaries.  This prospectus will be used by selling securityholders to resell their notes and the shares of our common stock issuable upon conversion of their notes.  We will not receive any proceeds from the sale of those notes or those shares.

The notes bear interest at a rate of 3.625% per annum.  Interest on the notes is payable on May 30 and November 30 of each year, beginning on November 30, 2005.  In addition, we will pay contingent interest during any six-month period from May 30 to and including November 29 and from November 30 to and including May 29 commencing with the six-month period beginning May 30, 2012, if the average trading price of the notes during the five trading days preceding the third trading day before the first day of the applicable six-month period equals at least 120% of the principal amount of the notes.  The contingent interest payable per note within any applicable period will equal an annual rate of 0.25% of the average trading price of a note during the measuring period.

The notes will mature on May 30, 2025, unless earlier converted, redeemed or repurchased by us.  We may, at our option, redeem some or all of the notes for cash, at any time on or after May 30, 2009 and prior to May 30, 2012, if the sale price of our common stock has exceeded 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to providing notice of redemption. We may also, at our option, redeem some or all of the notes for cash at any time on or after May 30, 2012. You may require us to repurchase in cash some or all of your notes, on May 30, 2012, May 30, 2015 and May 30, 2020 or, subject to specified exceptions, at any time prior to the notes’ maturity following a ‘‘fundamental change,’’ as defined in this prospectus.

Holders may convert their notes into cash and shares of our common stock, if any, at an effective conversion rate of 23.0309 shares per $1,000 principal amount of the notes, subject to adjustment upon certain events, under certain circumstances. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation, plus cash or, at our election, shares of our common stock in respect of the remainder, if any, of our conversion obligation. If certain corporate transactions occur on or prior to May 30, 2012, we will increase the conversion rate or, in lieu thereof, we may under certain circumstances elect to adjust the conversion rate and related conversion obligations so that the notes will be convertible into shares of the acquiring or surviving company, in each case as described in this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “CCRT.”  On September 16, 2005, the last reported sale price of our common stock on the Nasdaq National market was $41.64 per share.  The securities offered by this prospectus may be offered by the selling securityholders in negotiated transactions or otherwise, at negotiated prices or at the market prices prevailing at the time of sale.

The notes sold using this prospectus will no longer be eligible for trading on PORTAL.  We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system.

The securities offered hereby involve significant risks and uncertainties.  These risks are described under the caption “Risk Factors” beginning on page 8 of this prospectus.  You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2005.

TABLE OF CONTENTS

About This Prospectus	i

Summary	1

The Company	1

Risk Factors	8

Ratio of Earnings to Fixed Charges	24

Use of Proceeds	24

Selling Securityholders	24

Description of Notes	28

Description of Outstanding Capital Stock	53

Certain U.S. Federal Income Tax Considerations	55

Plan of Distribution	60

Legal Matters	62

Independent Registered Public Accounting Firm	62

Where You Can Find More Information	62

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process.  This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in “Plan of Distribution.”  You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information.”  Under no circumstances should the delivery to you of this prospectus or any offers or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

i

SUMMARY

The following summary contains basic information about us and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information contained and incorporated by reference in this prospectus, including the information set forth under ‘‘Risk Factors,’’ as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference into this prospectus, before making an investment decision.

Unless otherwise mentioned or the context requires otherwise, all references in this prospectus to “CompuCredit,” “we,” “us,” “our,” “ours” or similar references mean CompuCredit Corporation and its subsidiaries and predecessors.

CompuCredit Corporation

We are a provider of various credit and related financial services and products to or associated with the underserved, or sub-prime, consumer credit market, as well as to ‘‘un-banked’’ consumers. Historically, we have served this market through our marketing and solicitation of credit card accounts and our servicing of various credit card receivables underlying both our originated accounts and our portfolio acquisitions. We operate primarily within one industry consisting of five reportable segments by which we manage our business. Our five reportable segments are: Credit Cards; Investments in Previously Charged-Off Receivables; Retail Micro-Loans; Auto Finance; and Other.

Our principal executive offices are located at 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, and our telephone number is (770) 206-6200.

Credit Cards Segment

Our Credit Cards segment consists of our credit card lending and servicing activities, as conducted with respect to receivables underlying accounts that we originate and receivables underlying portfolios that we purchase. This reportable segment represents aggregate activities associated with all of our credit card products, including our largely fee-based card offering to consumers at the lower end of the FICO scoring system. We generally finance our credit card activities through the securitization of the receivables underlying the accounts we originate and the portfolios we purchase. Our revenues in the Credit Cards segment principally consist of: (1) the portion of fees and other income on non-securitized earning assets derived both from our largely fee-based credit card offerings to consumers on the lower end of the FICO scoring system and from the receivables associated with our prior Fingerhut portfolio acquisition; (2) fees and other income on securitized earning assets, which are derived from our investments in our securitized originated and purchased portfolios; (3) the portion of servicing income that relates to credit card servicing; (4) interest earned on cash and cash equivalents and investments in debt securities; and (5) equity in the income of the Credit Cards segment’s equity-method investees.

Investments in Previously Charged-Off Receivables Segment

Our Investments in Previously Charged-Off Receivables segment consists of the operations of our debt collection subsidiary, Jefferson Capital Systems, LLC, or Jefferson Capital. Through this subsidiary, as market conditions and other factors justify, we acquire and sell previously charged-off credit card receivables and apply our collection expertise to the receivables we from time-to-time own. Revenues in this segment are classified as fees and other income on non-securitized earning assets in our consolidated statements of operations. This segment’s results also include the income associated with an investment in an equity-method investee that owns a portfolio of previously charged-off receivables.

In June 2005, Jefferson Capital sold a portfolio of charged-off credit card receivables having a face amount of approximately $2.9 billion to Encore Capital Group, Inc., or Encore, and agreed to sell Encore up to $3.25 billion in face amount of the future charged-off credit card receivables at established pricing over the next five years.  As consideration for these transactions, Jefferson Capital received $143.0 million in cash.  The purchase price included $76.0 million related to the sale of the portfolio of charged-off credit card receivables and $67.0 million of deferred revenue related to the sale of future receivable acquisitions.  Pursuant to the agreement with Encore, Jefferson Capital is expected to purchase for delivery to Encore over the life of the agreement, certain previously charged-off receivables from trusts, the receivables of which are serviced by us, as well as certain previously charged-off receivables associated with our largely fee-based credit card offering to consumers at the lower end of the FICO scoring range.  Any shortfalls in delivery of minimum periodic dollar amounts of previously charged-off receivables to Encore could result in Jefferson Capital being required to return a portion of the purchase price related to the sale of future receivable acquisitions.

Retail Micro-Loans Segment

Our Retail Micro-Loans segment consists of a network of storefront locations that provide, either directly or on behalf of a lending bank, small-denomination, short-term, unsecured cash advances that are typically due on the customers’ next payday. We service and collect the bank-originated loans for a fee. Our revenues in this segment consist of fees for our direct lending operations, which are classified as fees and other income on non-securitized earning assets in our consolidated statements of operations, and servicing income on the bank-originated loans, which is classified as servicing income on our consolidated statements of operations.

Auto Finance Segment

On April 1, 2005, we completed the acquisition of the Wells Fargo Financial’s Consumer Auto Receivables business unit, which comprises our new Auto Finance segment.  This acquisition included all of Consumer Auto Receivables’ assets, business operations and employees for $121.5 million including transaction costs.  The acquisition was financed using $88.2 million in debt with the remainder in cash.  Upon acquisition, Consumer Auto Receivables had $128.9 million auto-finance-related receivables (at face, net of unearned discounts) and operated in thirty-eight states through its twelve branches, three regional processing centers and national collection center at its Lake Mary, Florida headquarters.  The business has approximately 300 employees.

The Auto Finance segment consists of a nationwide network of pre-qualified dealers in the “Buy Here/Pay Here” used car business from whom auto loans are purchased at a discount or serviced for a fee.  Revenues are generated on purchased loans through interest earned on the face value of the purchased installment agreements combined with discounts on these purchased loans.  Interest income from discounts is generally earned over the life of the applicable loan.  Additionally, our Auto Finance segment generates revenues from servicing loans on behalf of dealers for a portion of actual collections, and by providing back-up servicing for similar quality securitized assets.

The number of active dealers is a function of new dealer enrollments offset by dealer attrition within the states in which the Auto Finance segment is presently licensed.  Dealers are certified upon being recruited by a sales force of approximately 60 resources located throughout strategically selected territories.  Our Auto Finance segment recently received authorization to expand business operations into three new states (Mississippi, Alabama and Arkansas), bringing the total number of states in which the business unit operates to 41, and we presently have approximately 1,300 active dealers and approximately 42,000 active accounts.

Other Segment

The Other segment consists of our stored-value card operations and their associated fee income and servicing expenses and other start-up product offerings (including merchant credit and internet based micro-lending offerings) that do not individually meet the reportable business segment disclosure criteria.

THE OFFERING

We issued and sold a total of $250,000,000 aggregate principal amount of the notes on May 27, 2005 in private placements to Banc of America Securities LLC and J.P. Morgan Securities Inc. (which we refer to as the initial purchasers in this prospectus).  The summary below describes the principal terms of the notes.  Certain of the terms and conditions described below are subject to important limitations and exceptions.  The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	CompuCredit Corporation, a Georgia corporation.

Selling Securityholders

The securities to be offered and sold using this prospectus will be offered and sold by the selling securityholders named in this prospectus or in any amendment to this prospectus. See “Selling Securityholders.”

Notes Offered	$250,000,000 aggregate principal amount of 3.625% Convertible Senior Notes due 2025.

Maturity	The notes mature on May 30, 2025, unless earlier converted, redeemed or repurchased.

Ranking

The notes are CompuCredit Corporation’s senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and senior in right of payment to all of our future subordinated indebtedness. The notes are effectively subordinated to any of our existing and future secured obligations to the extent of the value of the assets securing such obligations.

At June 30, 2005, CompuCredit Corporation on an unconsolidated basis had outstanding secured indebtedness totaling approximately $3.4 million, and senior unsecured indebtedness (excluding certain guarantees executed in favor of our subsidiaries) or subordinated indebtedness totaling approximately $250.9 million, which includes the notes and the interest accrued thereon.

The notes are not guaranteed by any of our subsidiaries and, accordingly, the notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including our subsidiaries’ indebtedness to trade creditors. As of June 30, 2005, our subsidiaries had liabilities of approximately $346.5 million, excluding intercompany indebtedness. Neither we nor our subsidiaries are restricted under the indenture governing the notes from incurring additional secured indebtedness or other additional indebtedness.

Interest	The notes bear interest at a rate of 3.625% per year. Interest will be paid on the notes semi-annually in arrears on May 30 and November 30 of each year, beginning November 30, 2005.

Contingent Interest	We will pay contingent interest to the holders of notes during any six-month period from May 30 to and including November 29 and from November 30 to and including May 29, commencing with the six-month period beginning May 30, 2012, if the average trading price of a note for the five trading days ending on the third trading day immediately preceding the relevant contingent interest period equals 120% or more of the principal amount of the notes. The amount of contingent interest payable per note in respect of any contingent interest period will equal 0.25% per year of the average trading price of a note for the five trading-day period referred to above. Such payments will be paid on the interest payment date immediately following the last day of the relevant contingent interest period.

Conversion Rights

You may convert the notes into cash and shares of our common stock, if any, at a conversion rate of 23.0309 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $43.42 per share), subject to adjustment, prior to the close of business on the business day immediately preceding stated maturity only under the following circumstances:

•        during any fiscal quarter commencing after June 30, 2005, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

•        if we have called the notes for redemption and the redemption has not yet occurred; or

•        upon the occurrence of specified corporate transactions described under ‘‘Description of Notes—Conversion Rights—Conversion Upon Certain Corporate Transactions.’’

You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note except in limited circumstances. Instead, interest, including contingent interest and liquidated damages, if any, will be deemed paid by cash and common stock, if any, delivered to you upon conversion. Once we have called the notes for redemption, you may surrender your notes for conversion prior to the close of business on the business day immediately preceding the redemption date.

Upon a surrender of your notes for conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. We will deliver cash or shares of our common stock, at our election, in respect of the remainder, if any, of our conversion obligation as described under ‘‘Description of Notes— Conversion Rights—Payment Upon Conversion.’’

If you elect to convert your notes in connection with certain corporate transactions that occur on or prior to May 30, 2012, we will increase the conversion rate by a number of additional shares of common stock upon conversion as described under ‘‘Description of Notes—Conversion Rights—Adjustments for Conversion Upon Certain Corporate Transactions’’ or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company.

Optional Redemption by Us

We may redeem the notes in whole or in part for cash, upon not less than 30 days nor more than 60 days notice before the redemption date, at any time on or after May 30, 2009 and prior to May 30, 2012, if the sale price of our common stock has exceeded 140% of the applicable conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to providing notice of redemption, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the redemption date and a ‘‘make whole’’ premium. We may, at any time after May 30, 2012, redeem the notes in whole or in part for cash, upon not less than 30 days nor more than 60 days notice before the redemption date, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the redemption date. See ‘‘Description of Notes—Optional Redemption by CompuCredit.’’

Repurchase of Notes at the Option of the Holder

You may require us to repurchase all or a portion of your notes on May 30, 2012, 2015 and 2020 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the repurchase date.

Fundamental Change

If we undergo a fundamental change (as defined under ‘‘Description of Notes—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change’’) prior to the maturity of the notes, you will have the right, subject to certain conditions, to require us to repurchase for cash all or a portion of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the fundamental change repurchase date.

Registration Rights

Under a registration rights agreement that we have entered into with the initial purchasers, we have filed a shelf registration statement, of which this prospectus is a part, with the U.S. Securities and Exchange Commission. If we do not fulfill certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to holders of the notes. If you convert some or all of your notes into common stock when there exists a registration default, you will not be entitled to liquidated damages with respect to the common stock but you will receive on the settlement date for any notes submitted for conversion during such period accrued and unpaid liquidated damages to the conversion date relating to such settlement date.

No Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or our common stock issuable upon conversion of the notes.

United Stated Federal Income Tax Considerations

We and each holder of the notes agree in the indenture to treat the notes, for U.S. federal income tax purposes, as ‘‘contingent payment debt instruments’’ and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments. Under such regulations, even if we do not pay any contingent interest on the notes, a U.S. holder (as defined below under ‘‘Certain U.S. Federal Income Tax Considerations’’) of a note will be required to include interest in its gross income for U.S. federal income tax purposes at a rate of 9.13%, compounded semi-annually, regardless of whether such owner uses the cash or accrual method of tax accounting. Accordingly, each U.S. holder will recognize taxable income significantly in excess of cash received on the notes while they are outstanding. In addition, any gain recognized by a holder on the sale, exchange, repurchase, redemption, retirement or conversion of a note generally will be ordinary interest income; any loss generally will be ordinary loss to the extent of the interest previously included in income by the holder and, thereafter, capital loss. Prospective holders are urged to consult their tax advisors as to the U.S. federal, state, local or other tax considerations of acquiring, owning and disposing of the notes and common stock into which the notes are convertible. See ‘‘Certain U.S. Federal Income Tax Considerations.’’

Trustee, Paying Agent and Conversion Agent	Wachovia Bank, National Association.

Book-Entry Form

The notes were issued in book-entry form, and are represented by one or more global notes, deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants and any such interest may not be exchanged for certificated securities except in limited circumstances. See ‘‘Description of Notes—Book-Entry Delivery and Settlement.’’

Trading

The notes will not be listed on any national securities exchange or included in any automated quotation system. However, the notes issued in the private placements are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages Market, commonly referred to as the PORTAL Market. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTAL Market.

Trading Symbol for our Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol ‘‘CCRT.’’

Risk Factors

You should carefully consider the information set forth in the section of this prospectus entitled ‘‘Risk Factors’’ as well as the other information included in or incorporated by reference in this prospectus before deciding whether to invest in the notes.

RISK FACTORS

An investment in the notes offered by this prospectus involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus, before deciding to invest in the notes. If any of the following risks develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of the notes or the common stock issuable upon conversion of the notes could decline and you may lose all or part of your investment.

Our Cash Flows Are Dependent Upon the Cash Flows Received on the Receivables Underlying Our Securitizations and From Our Other Credit Products

The collectibility of the receivables underlying our securitizations and those that we hold and do not securitize is a function of many factors including the criteria used to select who is issued credit, the pricing of the credit products, the length of the relationship with each cardholder or customer, general economic conditions, the rate at which customers repay their accounts or become delinquent and the rate at which cardholders charge. To the extent we have overestimated collectibility, in all likelihood we have overestimated our financial performance. Some of these concerns are discussed more fully below.

We may not successfully evaluate the creditworthiness of our customers and may not price our credit products so as to remain profitable.

The creditworthiness of our target market generally is considered “sub-prime” based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher risk of nonpayment, higher frequency of delinquencies and higher credit losses than consumers who are served by more traditional providers of consumer credit. Some of the consumers included in our target market are consumers who are dependent upon finance companies, consumers with only retail store credit cards and/or lacking general purpose credit cards, consumers who are establishing or expanding their credit and consumers who may have had a delinquency, a default or, in some instances, a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. We price our credit products taking into account the risk level of our target customers. If our estimates are incorrect, customer default rates will be higher and we will receive less cash from our securitizations, which will result in a decrease in the value of our retained interests (which are based on expected future cash flows), and we will experience reduced levels of net income.

An economic slowdown could increase credit losses and/or decrease our growth.

Because our business is directly related to consumer spending, any period of economic slowdown or recession could make it more difficult for us to add or retain accounts or account balances. In addition, during periods of economic slowdown or recession, we expect to experience an increase in rates of delinquencies and the frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be higher under adverse economic conditions than those experienced in the consumer finance industry generally because of our focus on the sub-prime market. Changes in credit use, payment patterns and the rate of defaults by account holders may result from a variety of unpredictable social, economic and geographic factors. Social factors include, among other things, changes in consumer confidence levels, the public’s perception of the use of credit and changing attitudes about incurring debt and the stigma of personal bankruptcy. Economic factors include, among other things, the rates of inflation, the unemployment rates and the relative interest rates offered for various types of loans. Moreover, adverse changes in economic conditions in states where account holders are located could have a direct impact on the timing and amount of payments on our credit card accounts.

Because a significant portion of our reported income is based on management’s estimates of the future performance of securitized receivables, differences between actual and expected performance of the receivables may cause fluctuations in net income.

Income from the sale of credit card receivables in securitization transactions and income from retained interests in credit card receivables securitized have constituted, and are likely to continue to constitute, a significant portion of our income. Portions of this income are based primarily on management’s estimates of cash flows we expect to receive from the interests that we retain when we securitize receivables. Differences between actual and expected performance of the receivables may cause fluctuations in our net income. The expected cash flows are based on management’s estimates of interest rates, default rates, payment rates, new purchases, costs of funds paid to investors in the securitizations, servicing costs, discount rates and required amortization payments. These estimates are based on a variety of factors, many of which are not within our control. As a result, these estimates will differ from actual performance.

Increases in expected losses and delinquencies may prevent us from continuing to securitize receivables in the future on similar terms.

Greater than expected delinquencies and losses could also impact our ability to complete other securitization transactions on acceptable terms or at all, thereby decreasing our liquidity and forcing us to either decrease or stop our growth or rely on alternative, and potentially more expensive, funding sources to the extent available.

Increased utilization of existing credit lines by cardholders would require us to establish additional securitization facilities or curtail credit lines.

Our existing commitments to extend credit to cardholders exceeded our commitments for securitizations at March 31, 2005. If all of our cardholders were to use their entire lines of credit at the same time, we would not have sufficient capacity to fund card use. However, in that event, we could either reduce our cardholders’ available credit lines or establish additional securitization facilities. This would subject us to several of the other risks that we have described in this section.

Increases beyond expected losses and delinquencies may cause us to incur losses on our retained interests.

If the actual amounts of delinquencies and losses that occur in our securitized receivables are greater than our expectations, the value of our retained interests in the securitization transactions will be decreased. Since we derive a portion of our income from these retained interests, higher than expected rates of delinquency and loss could cause our net income to be lower than expected. In addition, under the terms of our securitizations agreements, levels of loss and delinquency could result in us being required to repay our securitization investors earlier than expected, reducing funds available to us for future growth.

Our portfolio of credit card receivables is not diversified and originates from cardholders whose creditworthiness is considered sub-prime.

We obtain the receivables that we securitize in one of two ways—we either originate receivables (through our relationship with credit card issuers) or purchase receivables from other credit card issuers. In either case, substantially all of our securitized receivables originate from sub-prime borrowers. Our reliance on sub-prime receivables has in the past (and may in the future) negatively impacted our performance. For example, in the fourth quarter of 2001, we suffered a substantial loss after we increased our discount rate to reflect the higher rate of return required by investors in sub-prime markets. Because our receivables portfolios are all of substantially the same character (i.e., sub-prime), the increased discount rate resulted in a decrease in the value of our various receivables portfolios. These losses may have been mitigated if our portfolios consisted of higher-grade receivables in addition to our sub-prime receivables. Since our portfolios are undiversified, negative market forces have the potential to cause a widespread adverse impact. We have no immediate plans to issue or acquire significant receivables of a higher quality.

Seasonal consumer spending may result in fluctuations in our net income.

Our quarterly income may substantially fluctuate as a result of seasonal consumer spending. In particular, our customers may charge more and carry higher balances during the year-end holiday season and before the beginning of the school year, resulting in corresponding increases in the receivables we manage and subsequently securitize during those periods.

Increases in interest rates may increase our cost of funds and may reduce the payment performance of our customers.

Increases in interest rates may increase our cost of funds, which could significantly affect our results of operations and financial condition. Our credit card accounts have variable interest rates. Significant increases in these variable interest rates may reduce the payment performance of our customers.

Due to the lack of historical experience with internet customers, we may not be able to successfully target these customers or evaluate their creditworthiness.

There is less historical experience with respect to the credit risk and performance of customers acquired over the internet. As part of our growth strategy, we may expand our origination of accounts over the internet; however, we may not be able to successfully target and evaluate the creditworthiness of these potential customers. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products.

We Are Substantially Dependent Upon Securitizations and Other Borrowed Funds in Order to Fund the Credit Card Receivables That We Originate or Purchase

All of our securitization facilities are of finite duration (and ultimately will need to be extended or replaced) and contain conditions that must be fulfilled in order for funding to be available. Although our primary facility with Merrill Lynch alleviates for the foreseeable future our principal exposure to advance rate fluctuations, in the event that in the future advance rates (i.e., the percentage on a dollar of receivables that lenders will lend us) for securitizations are reduced, investors in securitizations require a greater rate of return, we fail to meet the requirements for continued funding or securitizations otherwise become unavailable to us, we may not be able to maintain or grow our base of credit card receivables or it may be more expensive for us to do so. In addition, because of advance rate limitations, we maintain retained interests in our securitizations that must be funded through profitable operations, equity raised from third parties or funds borrowed elsewhere. The cost and availability of equity and borrowed funds is dependent upon our financial performance, the performance of our industry generally and general economic and market conditions, and recently has been both expensive and difficult to obtain. Some of these concerns are discussed more fully below.

Our growth is dependent on our ability to add new securitization facilities.

We finance most of our receivables through securitizations. To the extent we grow our receivables significantly, our cash requirements are likely to exceed the amount of cash we generate from operations, thus requiring us to add new securitization facilities. Our historic and projected performance impact whether, on what terms and at what cost we can sell interests in our securitizations. If additional securitization facilities are not available on terms we consider acceptable, or if existing securitization facilities are not renewed on terms as favorable as we have now or are not renewed at all, we may not be able to grow. In 2003 we slowed our growth plans because our securitizations were maturing, and we did not have any assurances that we would be able to obtain new securitizations on satisfactory terms until January 2004, at which point we obtained our Merrill Lynch facility and made a decision to begin originating credit card accounts again.

As our securitization facilities mature, they will be required to accumulate cash that therefore will not be available for operations.

Repayment for our securitization facilities begins as early as one year prior to their maturity dates. Once repayment begins and until the facility is paid, payments from customers on receivables are accumulated to repay the investors and are no longer reinvested in new receivables. Consequently, our funding requirements for new receivables increase accordingly. If our securitization facilities begin to accumulate cash and we also are unable to obtain additional sources of liquidity, such as debt, equity or new securitization facilities that are structurally subordinate to the facilities accumulating cash, we may be forced to prohibit new purchases in some or all of our accounts in order to significantly reduce our need for any additional cash. When a securitization facility matures, the underlying trust continues to own the receivables and effectively the maturing facility maintains its priority in its right to payments following collections on the underlying credit card receivables until it is repaid in full. As a result, new purchases need to be funded using debt, equity or a replacement facility subordinate to the maturing facility’s interest in the underlying credit card receivables. Although this subordination historically has not made it more difficult to obtain replacement facilities, it may do so in the future.

The documents under which the securitization facilities are established provide that, upon the occurrence of certain adverse events known as early redemption events, the timing of payments to the investors could be accelerated. Early redemption events include portfolio performance triggers, breach of certain representations, warranties and covenants, insolvency or receivership, servicer defaults, and may include the occurrence of an early redemption event with respect to another securitization transaction. In the Merrill Lynch facility, an early redemption event may also be triggered based on a total consolidated equity test, a change of control in CompuCredit, or the failure to extend the affinity agreement with Columbus Bank and Trust, or CB&T, by December 31, 2005. If an early redemption event occurs, principal payments would be made to investors to reduce their interest. As investors’ interest decreases, our liquidity may be negatively impacted and our financial results may suffer. We would need to obtain alternative sources of funding and there is no certainty that we would be able to do so.

We may be unable to obtain capital from third parties needed to fund our existing securitizations or may be forced to rely on more expensive funding sources.

We need equity or debt capital to fund our retained interests in our securitizations. Investors should be aware of our dependence on third parties for funding and our exposure to increases in costs for that funding. External factors, including the general economy, impact our ability to obtain funds. For instance, in late 2001, we needed additional liquidity to fund our operations as well as the growth in the retained interests in our securitizations, and we had a difficult time obtaining those needed funds. If in the future we need to raise cash by issuing additional debt or equity or by selling a portion of our retained interests, there is no certainty that we will be able to do so or that we will be able to do so on favorable terms. Our ability to raise cash will depend on factors such as our performance and creditworthiness, the performance of our industry, the performance of issuers of other non-credit card-based asset backed securities and the general economy.

The timing and volume of securitizations may cause fluctuations in quarterly income.

Substantial fluctuations in the timing or the volume of receivables securitized will cause fluctuations in our quarterly income. Factors that affect the timing or volume of our securitizations include the growth in our receivables, market conditions and the approval by all parties of the terms of the securitization.

The performance of our competitors may impact the costs of our securitization.

Investors in our securitizations compare us to Capital One, Providian, Metris and other sub-prime credit card issuers and, to a degree, our performance is tied to their performance. Generally speaking, our securitizations investors also invest in our competitors’ securitizations. These investors broadly invest in the credit card industry, and when they evaluate their investments, they typically do so on the basis of overall industry performance. Thus, when our competitors perform poorly, we typically experience negative investor sentiment, and the investors in our securitizations require greater returns, particularly with respect to subordinated interests. In the fourth quarter of 2001, for instance, investors demanded unprecedented returns. In the event that investors unexpectedly require higher returns and we sell our retained interests at that time, the total return to the buyer may be greater than the discount rate we are using to value the retained interests in our financial statements. This would result in a loss for us at the time of the sale as the total proceeds from the sale would be less than the carrying amount of the retained interests in our financial statements. We would also potentially increase the discount rate used to value all of our other retained interests, which would also result in further losses. Conversely, if we sold our retained interests for a total return to the investor that was less than our current discount rate, we would record income from the sale, and we would potentially decrease the rate used to value all of our other retained interests, which would result in additional income.

We may be required to pay to investors in our securitizations an amount equal to the amount of securitized receivables if representations and warranties made to us by sellers of the receivables are inaccurate.

The representations and warranties made to us by sellers of receivables we purchased may be inaccurate. We rely on these representations and warranties when we securitize these purchased receivables. In securitization transactions, we make representations and warranties to investors and, generally speaking, if there is a breach of our representations and warranties, then under the terms of the applicable investment agreement, we could be required to pay the investors a sum equal to the amount of the securitized receivables. Thus, our reliance on a representation or warranty of a receivables seller, which proves to be false and causes a breach of one of our representations or warranties, could subject us to a potentially costly liability.

Our Financial Performance Is, in Part, a Function of the Aggregate Amount of Receivables That Are Outstanding

The aggregate amount of outstanding receivables is a function of many factors including purchase rates, payment rates, interest rates, seasonality, general economic conditions, competition from other credit card issuers and other sources of consumer financing, access to funding as noted above and the success of our marketing efforts. To the extent that we have overestimated the size or growth of our receivables, in all likelihood we have overestimated our future financial performance.

Intense competition for customers may cause us to lose accounts or account balances to competitors.

We may lose entire accounts, or may lose account balances, to competitors that offer lower interest rates and fees or other more attractive terms or features. We believe that customers choose credit card issuers and other lenders largely on the basis of interest rates, fees, credit limits and other product features. For this reason, customer loyalty is often limited. Our future growth depends largely upon the success of our marketing programs and strategies. Our credit card business competes with national, regional and local bank card issuers and with other general purpose credit card issuers, including American Express®, Discover® and issuers of Visa® and MasterCard® credit cards. Some of these competitors already may use or may begin using many of the programs and strategies that we have used to attract new accounts. In addition, many of our competitors are substantially larger than we are and have greater financial resources. Further, the Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business.

We may be unable to sustain and manage our growth.

We may experience fluctuations in net income or sustain net losses if we are not able to sustain or effectively manage our growth. Growth is a product of a combination of factors, many of which are not in our control. Factors include:

•      growth in both existing and new account balances;

•      the degree to which we lose accounts and account balances to competing credit card issuers;

•      levels of delinquencies and charge offs;

•      the availability of funding, including securitizations, on favorable terms;

•      our ability to sell retained interests at favorable terms;

•      our ability to attract new customers through originations or portfolio purchases;

•      the level of costs of soliciting new customers;

•      the level of response to our solicitations;

•      our ability to employ and train new personnel;

•      our ability to maintain adequate management systems, collection procedures, internal controls and automated systems; and

•      general economic and other factors beyond our control.

Our decisions regarding marketing can have a significant impact on our growth.

We can increase or decrease, as the case may be, the size of our outstanding receivables balances by increasing or decreasing our marketing efforts. Marketing is expensive, and during periods when we have less liquidity than we like or when prospects for continued liquidity in the future do not look promising, we may decide to limit our marketing and thereby our growth. A decline in the balance of our receivables securitized would reduce our net income in future periods. We decreased our marketing during 2003, although we increased our marketing in 2004 because of our improved access to capital attributable to our Merrill Lynch securitization facility.

Our operating expenses and our ability to effectively service our accounts are dependent on our ability to estimate the future size and general growth rate of the portfolio.

One of our servicing agreements causes us to make additional payments if we overestimate the size or growth of our business. These additional payments compensate the servicer for increased staffing expenses it incurs in anticipation of our growth. If we grow more slowly than anticipated, we may still have higher servicing expenses than we actually need, thus reducing our net income.

We Operate in a Heavily Regulated Industry

Changes in bankruptcy, privacy or other consumer protection laws, or to the prevailing interpretation thereof, may expose us to litigation, adversely affect our ability to collect credit card account balances in connection with our traditional credit card business, Jefferson Capital charged-off receivables operations and micro-lending activities, or otherwise adversely affect our operations. Similarly, regulatory changes could adversely affect our ability to market credit cards and other products and services to our customers. The accounting rules that govern our business are exceedingly complex, difficult to apply and in a state of flux. As a result, how we value our credit card receivables and otherwise account for our business (including whether we consolidate our securitizations) is subject to change depending upon the interpretation of, and changes in, those rules. Some of these issues are discussed more fully below.

Enforcement actions or inquiries by regulatory authorities under consumer protection laws and regulations may result in changes to our business practices, may make collection of account balances more difficult or may expose us to the risk of fines and litigation.

Our operations and the operations of CB&T and the other issuing banks through which we originate credit card receivables are subject to the jurisdiction of federal, state and local government authorities, including the SEC, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, state regulators having jurisdiction over financial institutions and debt origination and debt collection and state attorneys general. Our business practices, including our marketing, servicing and collection practices, are subject to review by these regulatory and enforcement authorities. Because of the consumer-oriented nature of the credit industry, from time to time we receive inquiries and requests for information from these regulatory and enforcement authorities that can range from the investigation of specific consumer complaints or concerns to broader inquiries into our practices generally, including our use of marketing and other materials in our solicitation of consumers and our servicing and collection practices. However, to date, no deficiencies or violations of law or regulations with respect to our practices or marketing or other materials have been identified by us or any regulatory or enforcement agency as a result of any of these communications or inquiries, the identification or correction of which has been or would be material to our business. Notwithstanding our policy of full cooperation, a regulatory or enforcement authority could assert that our practices violate applicable law or otherwise are inappropriate and could request, or even require, us to change our practices or take remedial action with respect to affected customers, or it could take other action against us, such as the imposition of a fine or penalty. Furthermore, negative publicity relating to the announcement of any specific inquiry or investigation could hurt our ability to conduct business with various industry participants or attract new accounts and could negatively affect our stock price, which would adversely affect our ability to raise additional capital or raise our costs of doing business. The imposition of significant fines or burdensome remedial actions, or the negative consequences of any significant or high profile regulatory or enforcement actions could adversely affect our business.

In addition, whether or not we modify our practices when a regulatory or enforcement authority requests or requires that we do so, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. Any failure to comply with legal requirements by us or any other issuer of credit products, including CB&T, or by us or our agents as the servicer of our accounts, could significantly impair our ability to collect the full amount of the account balances. The institution of any litigation of this nature or any judgment against us or any other industry participant in any litigation of this nature could adversely affect our business and financial condition in a variety of ways.

Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact our business practices.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card accounts and receivables. As an originator and servicer of sub-prime receivables, we typically charge higher interest rates and fees than lenders serving consumers with higher credit scores. Sub-prime lenders are commonly the target of legislation (and revised legislative interpretations) intended to prohibit or curtail these and other industry-standard practices as well as non-standard practices. Among others, changes in the consumer protection laws could result in the following:

•      receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;

•      we may be required to refund previously collected amounts;

•      certain of our collection methods could be prohibited, forcing us to revise our practices or adopt more costly practices;

•      federal and state laws may limit our ability to recover on charged-off receivables regardless of any act or omission on our part;

•      reductions in statutory limits for fees and finance charges could cause us to reduce our fees and charges;

•      various of our products and services could be banned in certain states or at the federal level (for example, in 2004 the State of Georgia made certain micro-lending practices illegal and litigation has been brought in North Carolina alleging that certain micro-lending practices are prohibited in that state); and

•      federal or state bankruptcy or debtor relief laws could offer additional protections to customers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed to us.

Accordingly, our business is always subject to changes in the regulatory environment. Changes or additions to the consumer protection laws and related regulations, or to the prevailing interpretations thereof, could invalidate or call into question a number of our existing products, services and business practices, including our origination, charged-off receivable collection and micro-lending activities. Any material regulatory developments could adversely impact our results from operations.

Changes in law may increase our credit losses and administrative expenses, restrict the amount of interest and other charges imposed on the credit card accounts or limit our ability to make changes to existing accounts.

Numerous legislative and regulatory proposals are advanced each year, which, if adopted, could harm our profitability or limit the manner in which we conduct our activities. Changes in federal and state bankruptcy and debtor relief laws may increase our credit losses and administrative expenses. More restrictive laws, rules and regulations may be adopted in the future which could make compliance more difficult or expensive, further restrict the amount of interest and other charges we can impose on the credit products we originate or market, target sub-prime lenders, limit our ability to make changes to the terms of existing accounts or otherwise significantly harm our business.

The Retail Micro-Loans segment of our business operates in an increasingly hostile regulatory environment.

Most states have specific laws regulating micro-lending activities and practices (one form of micro- lending is sometimes referred to as “payday” lending). However, during the last few years, legislation has been adopted in some states that prohibits or severely restricts micro-lending cash advance services. For example, in May 2004, a new law became effective in Georgia that effectively prohibits certain micro-lending practices in the state. In 2004, bills to restrict or prohibit micro-lender cash advances also were introduced in state legislatures including Arizona, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. In addition, Mississippi and Arizona have sunset provisions in their laws permitting micro-lending that require renewal of the laws by the state legislatures at periodic intervals. Although states provide the primary regulatory framework under which we conduct our micro-lending services, certain federal laws also impact our business. On March 1, 2005 the FDIC issued guidance limiting the frequency of borrower usage of micro-loans offered by FDIC supervised institutions and the period a customer may have micro-loans outstanding from any lender to three months during the previous twelve-month period. It is unclear how this guidance will impact the business. Future laws or regulations (at the state, federal or local level) prohibiting micro-lending services or making them unprofitable could be passed at any time or existing micro-lending laws could expire or be amended, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, state attorneys general, banking regulators, and others have begun to scrutinize the micro-lending industry and may take actions that could require us to cease or suspend operations in their respective states. For example, a group of plaintiffs has brought a series of putative class action lawsuits in North Carolina claiming, among other things, that the micro-lender cash advance activities of the defendants violate numerous North Carolina consumer protection laws. The lawsuits seek various remedies including treble damages. One of these lawsuits is pending against CompuCredit and five of our subsidiaries. If these cases are determined adversely to us, there could be significant consequences to us, including the inability to continue as micro-lenders in North Carolina, the inability to collect loans outstanding in North Carolina, and the payment of monetary damages.

Negative publicity may impair acceptance of our products.

Critics of sub-prime credit card issuers and micro-lenders have in the past focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are either confusing or result in prices that are too high. Consumer groups, Internet chat sites and media reports frequently characterize sub-prime lenders as predatory or abusive toward consumers and may misinform consumers regarding their rights. If these negative characterizations and misinformation become widely accepted by consumers, demand for our products and services could be adversely impacted. Increased criticism of the industry or criticism of us in the future could hurt customer acceptance of our products or lead to changes in the law or regulatory environment, either of which would significantly harm our business.

We Routinely Explore Various Opportunities to Grow Our Business, to Make Investments and to Purchase and Sell Assets

We routinely consider acquisitions of, or investments in, portfolios and other businesses as well as the sale of portfolios and portions of our business. A portion of the use of proceeds of this offer may be used to fund future acquisitions. There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased, that we will not be able to successfully integrate the acquired business or assets and that we will not be able to produce the expected level of profitability from the acquired business or assets. Similarly, there are a number of risks attendant to sales, including the possibility that we will undervalue the assets to be sold. As a result, the impact of any acquisition or sale on our future performance may not be as favorable as expected and actually may be adverse.

Our portfolio purchases may cause fluctuations in reported managed receivables data, which may reduce the usefulness of historical managed loan data in evaluating our business. Our reported managed receivables data may fluctuate substantially from quarter to quarter as a result of recent and future portfolio acquisitions. As of December 31, 2004, portfolio acquisitions account for 45.1% of our total portfolio based on our ownership percentages.

Credit card receivables included in purchased portfolios may have been originated using credit criteria different from our criteria. As a result, some of these receivables have a different credit quality than receivables we originated. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge off rates than the receivables previously originated and purchased by us. These receivables may also earn different interest rates and fees as compared to other similar receivables in our receivables portfolio. These variables could cause our reported managed receivables data to fluctuate substantially in future periods making the evaluation of our business more difficult.

Any acquisition or investment that we make, including our recent acquisition of Wells Fargo Financial’s Consumer Auto Receivables business unit, may involve risks different from and in addition to the risks to which our business is currently exposed. These include the risks that we will not be able to successfully integrate and operate new businesses, that we will have to incur substantial indebtedness and increase our leverage in order to pay for the acquisitions, that we will be exposed to, and have to comply with, different regulatory regimes and that we will not be able to apply our traditional analytical framework (which is what we expect to be able to do) in a successful and value-enhancing manner.

Other Risks of Our Business

Unless we obtain a bank charter, we cannot issue credit cards other than through an agreement with a bank.

Because we do not have a bank charter, we currently cannot issue credit cards other than through agreements with banks, and substantially all of our new credit card issuances are made under an agreement with CB&T. Previously we applied for permission to acquire a bank and our application was denied. In 2004 we applied for a credit card bank charter in the state of Georgia, and that application currently is in the process of being reviewed by regulators. Unless we obtain a bank or credit card bank charter, we will continue to rely upon banking relationships like the CB&T relationship to provide for the issuance of credit cards to our customers. If our agreement with CB&T were terminated or otherwise disrupted, there is a risk that we would not be able to enter into an agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We may not be able to purchase charged-off receivables at sufficiently favorable prices or terms for our Jefferson Capital operations to be successful.

The charged-off receivables that are acquired and serviced by Jefferson Capital have been deemed uncollectible and written off by the originators. Jefferson Capital seeks to purchase charged-off receivables portfolios where our projected collections will exceed our acquisition costs. Accordingly, factors causing the acquisition price of targeted portfolios to increase could reduce the ratio of collections to acquisitions costs for a given portfolio, and thereby negatively affect Jefferson Capital’s profitability. The availability of charged-off receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including the continuation of the current growth and charge-off trends in consumer receivables, our ability to develop and maintain long-term relationships with key credit originators, our ability to obtain adequate data to appropriately evaluate the collectibility of portfolios and competitive factors affecting potential purchasers and sellers of charged-off receivables, including pricing pressures, which may increase the cost to us of acquiring portfolios of charged-off receivables and reduce our return on such portfolios.

Additionally, the originating institutions generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third-party collection agencies. Charged-off receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our Jefferson Capital operations.

The statistical model we use to project credit quality may prove to be inaccurate.

We assess credit quality using an analytical model that we believe predicts the likelihood of payment more accurately than traditional credit scoring models. For instance, we have identified factors (such as delinquencies, defaults and bankruptcies) that under some circumstances we weight differently than do other credit providers. We believe our analysis enables us to better identify consumers within the underserved market who are likely to be better credit risks than otherwise would be expected. Similarly, we apply our analytical model to entire portfolios in order to identify those that may be more valuable than the seller or other potential purchasers might recognize. There can be no assurance, however, that we will be able to achieve the collections forecasted by our analytical model. If any of our assumptions underlying our model proves materially inaccurate or changes unexpectedly, we may not able to achieve our expected levels of collection, and our revenues will be reduced, which could result in a reduction of our earnings.

Because we outsource account-processing functions that are integral to our business, any disruption or termination of that outsourcing relationship could harm our business.

We outsource account and payment processing pursuant to agreements with CB&T and its affiliates. In 2004 we paid CB&T and its affiliates approximately $26.4 million for these services. If these agreements were terminated or the services provided to us otherwise disrupted, we would have to obtain these services from an alternative provider. There is a risk that we would not be able to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We rely on Visionary Systems, Inc. for software design and support, and any disruption of our relationship with Visionary Systems would negatively impact our business.

During 2004, we paid Visionary Systems approximately $6.7 million for software development, account origination and consulting services. In the event that Visionary Systems no longer provides us with software and support, our business would be negatively impacted until we retained replacement vendors. We believe that a number of vendors are qualified to perform the services performed by Visionary Systems and believe that this impact would only be temporary.

If we obtain a bank charter, any changes in applicable state or federal laws could adversely affect our business.

In 2004 we applied for a credit card bank charter from the State of Georgia and that application currently is pending. We may or may not receive that charter, and in the future we may apply for other charters as well. If we obtain a bank or credit card bank charter, we will be subject to the various state and federal regulations generally applicable to similar institutions, including restrictions on the ability of the banking subsidiary to pay dividends to us. We are unable to predict the effect of any future changes of applicable state and federal laws or regulations, but such changes could adversely affect the bank’s business and operations.

If we ever consolidate the entities that hold our receivables, the changes to our financial statements are likely to be significant.

When we securitize receivables, they are owned by special purpose entities that are not consolidated with us for financial reporting purposes. The rules governing whether these entities are consolidated are complex and evolving. These rules at some point could be changed or interpreted in a manner that requires us to consolidate these entities. In addition, we might at some point modify how we securitize receivables, or propose modifications to existing securitization facilities, such that the consolidation of these entities could be required. If this occurred, we would include the receivables as assets on our balance sheets and also would include a loan loss reserve. Similarly, we no longer would include the corresponding retained interests as assets. There also would be significant changes to our income and cash flows statements. The net effect of consolidation would be dependent upon the amount and nature of the receivables at the time they were consolidated, and although it is difficult to predict the net effect of consolidation, it is likely to be material.

Internet security breaches could damage our reputation and business.

Internet security breaches could damage our reputation and business. As part of our growth strategy, we may expand our origination of credit card accounts over the internet. The secure transmission of confidential information over the internet is essential to maintaining consumer confidence in our products and services offered online. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer application and transaction data transmitted over the internet. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Moreover, consumers generally are concerned with security and privacy on the internet, and any publicized security problems could inhibit the growth of the internet as a means of conducting commercial transactions. Our ability to solicit new account holders over the internet would be severely impeded if consumers become unwilling to transmit confidential information online.

We recently entered the automobile lending business.

On April 1, 2005, we completed the acquisition of the Consumer Auto Receivables business of Wells Fargo Financial Consumer Auto Receivables business unit. We are operating these assets in 41 states through 12 branches, 3 regional processing centers and one national collection center based in Lake Mary, Florida under the name CAR Financial Services, Inc. Automobile lending is a new business for us, and we expect to expand further in this business over time. As a new business, we may not be able to integrate or manage the business effectively. In addition, automobile lending exposes us to a range of risks that we previously have not been exposed to including the regulatory scheme that governs installment loans and those attendant to relying upon automobiles and their liquidation value as collateral. In addition, this business acquires loans on a wholesale basis from used car dealers, for which we will be relying upon the legal compliance and credit determinations by those dealers.

Risks Relating to an Investment in the Notes and Our Common Stock

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future secured creditors.

The notes are unsecured and therefore will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the assets securing such obligations. As a result, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our Company, our assets will be available to satisfy obligations of our secured debt before any payment may be made on the notes. To the extent that such assets cannot satisfy in full our secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment (or effectively senior if the debt were issued by a subsidiary) with the notes. In such an event, we may not have sufficient assets remaining to pay amounts on any or all of the notes.

As of June 30, 2005, CompuCredit Corporation, excluding its subsidiaries, had outstanding $3.4 million of secured indebtedness, which would rank senior in right of payment to the notes, and $250.9 of senior unsecured indebtedness or subordinated indebtedness, which includes the notes and the interest accrued thereon. Not included in unsecured indebtedness are certain guarantees we have executed in favor of our subsidiaries. In addition, we have pledged 49% of the shares we own in our subsidiary CompuCredit Funding Corp. and have provided a $10.0 million standby letter of credit to CB&T in connection with our purchase of receiveables arising under certain credit card accounts of CB&T See “Description of Notes—Ranking.”

The notes will be junior to the indebtedness of our subsidiaries.

The notes will be issued by CompuCredit Corporation and will be structurally subordinated to the existing and future claims of our subsidiaries’ creditors. Holders of the notes will not be creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries derive from our own equity interests in those subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of our subsidiaries over our own equity interest claims and will therefore have priority over the holders of the notes. Consequently, the notes will be effectively subordinate to all liabilities, whether or not secured, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. Our subsidiaries’ creditors may also include general creditors and taxing authorities. As of June 30, 2005, our subsidiaries had total liabilities of approximately $346.5 million, excluding intercompany indebtedness.

We will continue to have the ability to incur debt after this offering; if we incur substantial additional debt, these higher levels of debt may affect our ability to pay principal and interest on the notes.

The indenture governing the notes does not restrict our ability to incur additional indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our ability to pay principal and interest on the notes and our creditworthiness generally.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

The conversion value that you will receive upon conversion of your notes is in part determined by the average of the closing prices per share of our common stock on the Nasdaq National Market for the twenty consecutive trading days beginning on the second trading day immediately following the day the notes are tendered for conversion (assuming we do not elect to pay cash to holders of notes in lieu of the residual value shares), or, if tendered within 20 days leading up to the maturity date or a specified redemption date, beginning on the fifth trading day following the maturity date or the redemption date. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment to certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivision, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of Notes—Conversion Rights— Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

We may be unable to repurchase your notes as required under the indenture upon a fundamental change or on the specified dates at the option of the holder or pay you cash upon conversion of your notes.

Upon a fundamental change, as defined in the indenture, and on May 30, 2012, 2015 and 2020, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment. If we do not have sufficient funds to pay the repurchase price for all of the notes you tender upon a fundamental change, the cash due upon repurchases of the notes on May 30, 2012, 2015 and 2020 or the cash due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing on acceptable terms or at all. In addition, cash payments in respect of notes that you tender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our indebtedness or other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under the notes and/or under other credit-related agreements. Our other borrowings may be secured indebtedness and may prevent us from making cash payments in respect of the notes under certain circumstances. Our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes.

See “Description of Notes—Repurchase of Notes by CompuCredit at Option of Holder” and “Description of Notes—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change.”

The additional shares of common stock payable on any notes converted in connection with certain corporate transactions may not adequately compensate you for any loss you may experience as a result of such specified corporate transactions.

If certain corporate transactions occur on or prior to May 30, 2012, we will under certain circumstances increase the conversion rate on notes converted in connection with the certain corporate transaction by a number of additional shares of common stock. The number of additional shares of common stock will be determined based on the date on which such transaction becomes effective and the price paid per share of our common stock in such transaction as described under “Description of Notes—Conversion Rights—Adjustments for Conversion Upon Certain Corporate Transactions.” The additional shares of common stock issuable upon conversion of the notes in connection with certain corporate transactions may not adequately compensate you for any loss you may experience as a result of such certain corporate transaction. If the certain corporate transaction occurs after May 30, 2012 or if the price paid per share of our common stock in the certain corporate transaction is less than the common stock price at the date of issuance of the notes or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of Notes—Conversion Rights—Adjustments for Conversion Upon Certain Corporate Transactions” and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate determined above.

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The price at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of Notes— Conversion Rights—Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common shareholders, such as a cash dividend, holders of the notes would be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that they do not receive such distribution. In addition, non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. Please read “Certain U.S. Federal Income Tax Considerations.”

U.S. holders will recognize income for U.S. federal income tax purposes significantly in excess of current cash payments on the notes.

We and each holder of the notes agree in the indenture to treat the notes, for U.S. federal income tax purposes, as “contingent payment debt instruments.” As a result of such treatment, U.S. holders (as defined below under “Certain U.S. Federal Income Tax Considerations”) of the notes will be required to include interest in gross income significantly in excess of the stated interest on the notes. In addition, any gain recognized by a U.S. holder on the sale, exchange, repurchase, redemption, retirement or conversion of a note generally will be ordinary interest income; any loss generally will be ordinary loss to the extent of the interest previously included in income by the holder and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury regulations governing contingent payment debt instruments and, if our treatment is successfully challenged by the Internal Revenue Service, it might be determined that, among other things, you should have accrued interest income at a lower or higher rate, or should have recognized capital gain or loss, rather than ordinary income or loss, upon the conversion or taxable disposition of the notes. Please read “Certain U.S. Federal Income Tax Considerations” below.

The notes are not rated and may not become rated or may receive a lower rating than anticipated, either of which may adversely affect the trading price of the notes or our common stock.

The notes are not rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rate the notes and assign the notes a rating lower than the rating expected by investors, or reduce their rating in the future, the market price of the notes and our common stock would be harmed.

There is no established trading market for the notes.

There is no established trading market for the notes and we cannot assure you that an active trading market will ever develop for the notes. Although the notes were listed for trading in the PORTAL Market prior to registration, the notes sold pursuant to this prospectus are not eligible for trading on the PORTAL Market and we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. The lack of an active trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, our ability to complete the registration of the notes and the shares of common stock issuable upon conversion of the notes, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or the shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the Nasdaq National Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.

The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•      actual or anticipated fluctuations in our operating results;

•      changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•      the operating and stock performance of our competitors;

•      announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•      changes in interest rates;

•      the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;

•      changes in law, regulations or the interpretations thereof that affect our various business activities and segments;

•      general domestic or international economic, market and political conditions;

•      additions or departures of key personnel; and

•      future sales of our common stock.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Future sales of our common stock or equity-related securities in the public market, including sales of our common stock in short sales transactions by purchasers of the notes, could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. We and our executive officers, including our executive officers who are directors, have agreed, subject to limited exceptions, not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction relating to our common stock for a 90-day period beginning May 27, 2005 without the prior written consent of the initial purchasers. However, none of our shareholders or directors who are not also executive officers, other than Frank J. Hanna, III and trusts established for the benefit of David G. Hanna and Frank J. Hanna, III or their descendants or spouses, has entered into any such lockup agreement. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, will have on the trading price of our common stock or the value of the notes.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to common shares, including distributions upon liquidation or dissolution. Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining shareholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion rate, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our articles of incorporation or bylaws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Our executive officers, directors and parties related to them, in the aggregate, control approximately 65% of our voting stock, and may have the ability to control matters requiring shareholder approval.

Our executive officers, directors and parties related to them own a large enough stake in us to have an influence on the matters presented to shareholders. As a result, these shareholders may have the ability to control matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change of control of us, impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by fixed charges, as prescribed by the SEC pursuant to Item 503 of Regulation S-K.

	Fiscal Year Ended December 31,								For the Six Months Ended
	2004		2003		2002		2001		June 30, 2005
	(ratios annualized)

Ratio of earnings to fixed charges and preference security of dividends	13.1	x	14.4	x	1.2	x	5.9	x	10.4	x

USE OF PROCEEDS

The securities offered pursuant to this prospectus will be offered and sold by the selling securityholders named in this prospectus or in any supplement to this prospectus.  We will not receive any of the proceeds from the sale of these securities or conversion of the notes.  The shares of our common stock offered by this prospectus are issuable upon conversion of the notes.

SELLING SECURITYHOLDERS

On May 27, 2005, we issued and sold a total of $250,000,000 aggregate principal amount of the notes in a private placement to Banc of America Securities LLC and J.P. Morgan Securities Inc. (which we refer to as the initial purchasers in this prospectus).  The initial purchasers have advised us that they resold the notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A.  The selling securityholders, which term includes their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of our common stock issuable upon conversion of the notes.

The notes and our shares of common stock to be issued upon conversion of the notes are being registered pursuant to a registration rights agreement between us and the initial purchasers.  In that agreement, we undertook to file a registration statement with regard to the notes and our shares of common stock issuable upon conversion of the notes and, subject to certain exceptions, to keep that registration statement effective for up to two years.  The registration statement to which this prospectus relates is intended to satisfy our obligations under that agreement.

The selling securityholders named below have advised us that they currently intend to sell the notes and our shares of common stock set forth below pursuant to this prospectus.  Additional selling securityholders may choose to sell notes and our shares of common stock from time to time upon notice to us.  None of the selling securityholders named below has, within the past three years, held any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted below in “Plan of Distribution.”

Unless the securities were purchased pursuant to this registration statement, before a securityholder not named below may use this prospectus in connection with an offering of securities, this prospectus will be amended to include the name and amount of notes and common stock beneficially owned by the selling securityholder and the amount of notes and common stock to be offered.  Any amended prospectus will also disclose whether any selling securityholder selling in connection with that amended prospectus has held any position, office or other material relationship with us or any of our predecessors or affiliates during the three years prior to the date of the amended prospectus.

The following table is based solely on information provided by the selling securityholders.  This information represents the most current information provided to us by selling securityholders.

Selling Securityholder	Amount of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Amount of Notes To Be Sold ($)(1)	Number of Shares of Common Stock Beneficially Owned(2)(3)	Number of Shares of Common Stock That May Be Sold(1)(3)	Number of Shares of Common Stock Upon Completion of the Offering(1)

Akanthos Arbitrage Master Fund, LP	$5,000,000	2.0%	$5,000,000	115,154	115,154	0

Anthony Munk	170,000	*	170,000	3,915	3,915	0

Aristeia International Limited	20,090,000	8.0	20,090,000	462,690	462,690	0

Aristeia Trading LLC(4)	4,410,000	1.7	4,410,000	101,566	101,566	0

BNP Paribas Equity Strategies, SNC(5)	1,961,000	*	1,961,000	51,955	45,163	6,792

CALAMOS® Market Neutral Fund - CALAMOS® Investment Trust	4,000,000	1.6	4,000,000	92,123	92,123	0

Canadian Imperial Holdings Inc.(5)	5,000,000	2.0	5,000,000	115,154	115,154	0

CBARB, a segregated account of Geode Capital Master Fund Ltd.	1,000,000	*	1,000,000	23,030	23,030	0

Clinton Multistrategy Master Fund, Ltd.	9,250,000	3.7	9,250,000	213,035	213,035	0

CNH CA Master Account, L.P.	20,000,000	8.0	20,000,000	460,618	460,618	0

Consulting Group Capital Markets Funds	500,000	*	500,000	11,515	11,515	0

CooperNeff Convertible Strategies (Cayman) Master Fund, LP	426,000	*	426,000	9,811	9,811	0

CSS, LLC(4)	1,000,000	*	1,000,000	23,030	23,030	0

DBAG London (5)	2,000,000	*	2,000,000	46,061	46,061	0

DKR SoundShore Opportunity Holding Fund Ltd.	2,000,000	*	2,000,000	46,061	46,061	0

Drawbridge Global Macro Master Fund Ltd.	2,000,000	*	2,000,000	46,061	46,061	0

Ellington Overseas Partners, Ltd.	13,000,000	5.2	13,000,000	299,401	299,401	0

Forest Fulcrum Fund L.P.(4)	451,000	*	451,000	10,386	10,386	0

Forest Global Convertible Fund, Ltd., Class A-5	975,000	*	975,000	22,455	22,455	0

Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	567,000	*	567,000	13,058	13,058	0

Grace Convertible Arbitrage Fund, Ltd.	4,250,000	1.7	4,250,000	97,881	97,881	0

HFR CA Global Opportunity Master Trust	402,000	*	402,000	9,258	9,258	0

HFR RVA Select Performance Master Trust	94,000	*	94,000	2,164	2,164	0

Highbridge International LLC	15,000,000	6.0	15,000,000	345,463	345,463	0

Institutional Benchmark Series Ltd.	2,000,000	*	2,000,000	46,061	46,061	0

Institutional Benchmarks Management Fund c/o Quattro Fund	600,000	*	600,000	13,818	13,818	0

Linden Capital LP	8,000,000	3.2	8,000,000	184,247	184,247	0

LLT Limited	135,000	*	135,000	3,109	3,109	0

Lyxor/Convertible Arbitrage Fund Limited	233,000	*	233,000	5,366	5,366	0

Lyxor/Forest Fund Limited	627,000	*	627,000	14,440	14,440	0

Newport Alternative Income Fund	1,100,000	*	1,100,000	25,333	25,333	0

Pebble Limited Partnership	1,150,000	*	1,150,000	26,485	26,485	0

PM Securities (Barbados) Inc.	860,000	*	860,000	19,806	19,806	0

Quattro Fund Ltd.	10,800,000	4.3	10,800,000	248,733	248,733	0

Quattro Multistrategy Masterfund LP	600,000	*	600,000	13,818	13,818	0

Sage Capital Management, LLC	600,000	*	600,000	13,818	13,818	0

San Diego County Employee Retirement Association	3,000,000	1.2	3,000,000	69,092	69,092	0

Silvercreek II Limited	2,960,000	*	2,960,000	68,171	68,171	0

Silvercreek Limited Partnership	3,250,000	*	3,250,000	74,850	74,850	0

Singlehedge US Convertible Arbitrage Fund	165,000	*	165,000	3,800	3,800	0

Sphinx Convertible Arbitrage (Clinton) Segregated Portfolio	1,750,000	*	1,750,000	40,304	40,304	0

Sphinx Convertible Arbitrage SPC	323,000	*	323,000	7,438	7,438	0

Sturgeon Limited	215,000	*	215,000	4,951	4,951	0

Sunrise Partners Limited Partnership(5)	2,000,000	*	2,000,000	46,061	46,061	0

UBS AG London F/B/O HFS(5)	15,000,000	6.0	15,000,000	345,463	345,463	0

UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited	5,000,000	2.0	5,000,000	115,154	115,154	0

Vicis Capital Master Fund	10,000,000	4.0	10,000,000	230,309	230,309	0

Wachovia Securities International, Ltd.(4)	4,000,000	1.6	4,000,000	92,123	92,123	0

Zazove Convertible Arbitrage Fund, L.P.	8,700,000	3.5	8,700,000	200,368	200,368	0

Zazove Hedged Convertible Fund, L.P.	3,800,000	1.5	3,800,000	87,517	87,517	0

Zurich Institutional Benchmarks Master Fund, Ltd.	426,000	*	426,000	9,811	9,811	0

Total	$200,840,000	80.3%	$200,840,000	4,625,525	4,625,525	6,792

*      Less than 1%.

(1)   Because a selling securityholder may sell all or a portion of the notes and common stock issuable upon conversion of the notes pursuant to this prospectus, an estimate can not be given as to the number or percentage of notes and common stock that the selling securityholder will hold upon termination of any sales.  The information presented assumes that all of the selling securityholders will fully convert the notes for cash and shares of our common stock and that the selling securityholders will sell all shares of our common stock that they receive pursuant to such conversion.

(2)   Includes shares of common stock issuable upon conversion of the Notes.

(3)   The number of shares of our common stock issuable upon conversion of the notes is calculated assuming (i) that the notes are worth $500,000,000 at the time of conversion, with the $250,000,000 principal amount paid in cash and the remaining $250,000,000 paid in shares of our common stock and (ii) the conversion of the full amount of notes held by such holder at the initial conversion price of $43.42, which equals a conversion rate of the initial conversion rate of 23.0309 shares per $1,000 principal amount of the notes.  This conversion rate is subject to adjustment as described under “Description of Notes – Conversion Price Adjustments.”  Accordingly, the number of shares of our common stock to be sold may increase or decrease from time to time.  Fractional shares will not be issued upon conversion of the notes.  Cash will be paid instead of fractional shares, if any.

(4)   This selling securityholder has identified itself as a registered broker-dealer and, accordingly, it is deemed to be, under the interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended.  Please see “Plan of Distribution” for required disclosure regarding these selling securityholders.

(5)   This selling securityholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling securityholder acquired its notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock.  To the extent that we become aware that such selling securityholder did not acquire its notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Selling securityholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.  In addition, selling securityholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, if such selling securityholder (i) did not acquire its notes or underlying common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying common stock.  To our knowledge, no selling securityholder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

DESCRIPTION OF NOTES

We issued the notes under an indenture, dated as of May 27, 2005, between us and Wachovia Bank, National Association, as trustee.  The notes and the shares of common stock issuable upon conversion of the notes, if any, are covered by a registration rights agreement.  Each holder may request a copy of the indenture and the registration rights agreement from the trustee at the address provided herein.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or the notes are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines each holder’s rights as a holder of the notes.

As used in this “Description of Notes” section, references to “CompuCredit,” the “company,” “we,” “us” and “our” refer only to CompuCredit Corporation and do not include its subsidiaries.

General

The notes will mature on May 30, 2025 unless earlier converted, redeemed or repurchased. Each holder has the option, subject to certain qualifications and the satisfaction of certain conditions and during the periods described below, to convert its notes into cash and shares, if any, of our common stock at an initial conversion rate of 23.0309 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $43.42 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon a surrender of a holder’s notes for conversion, we will deliver cash equal to the lesser of the aggregate principal amount of notes to be converted and our total conversion obligation. We will deliver shares of our common stock or cash, at our election, in respect of the remainder, if any, of our conversion obligation as described below under “—Conversion Rights—Payment Upon Conversion.” If we deliver shares of common stock upon conversion of a note, a holder will not receive fractional shares but a cash payment to account for any such fractional share as described below. A holder will not receive any cash payment for interest (including contingent interest or liquidated damages, if any) accrued and unpaid to the conversion date except under the limited circumstances described below including under “—Registration Rights” below.

If any interest payment date, maturity date, redemption date, repurchase date or settlement date (including upon the occurrence of a fundamental change, as described below) falls on a day that is not a business day, then the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a fundamental change, as described below), as the case may be, to that next succeeding business day.

The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to $250 million aggregate principal amount.

As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in the City of New York.

Any reference to “common stock” means our common stock, no par value per share.

Ranking

The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and senior in right of payment to all of our existing and future subordinated indebtedness. The notes are effectively subordinated to any of our existing and future secured obligations to the extent of the value of the assets securing such obligations. As of June 30, 2005, we had outstanding $3.4 million of secured indebtedness, which would rank senior in right of payment to the notes, and $250.9 million of senior unsecured indebtedness or subordinated indebtedness, which includes the notes and the interest accrued thereon. Not included in unsecured indebtedness are certain guarantees we have executed in favor of our subsidiaries. The most significant of these are with respect to acquired portfolios and the guaranty of up to $15.0 million of potential indebtedness to the financial institution for which our subsidiary services loans. In addition, we have pledged 49% of the shares we own in our subsidiary CompuCredit Funding Corp., have provided a $10.0 million standby letter of credit to CB&T and a subsidiary of CompuCredit Funding Corp. has pledged certain retained interests in securitized receivables to CB&T in connection with our purchase of receiveables arising under certain credit card accounts of CB&T

In addition, our right to receive assets of any of our subsidiaries upon any such subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes are effectively subordinate to all liabilities, whether or not secured, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. As of June 30, 2005, our subsidiaries had total liabilities of approximately $346.5 million, excluding intercompany indebtedness.

Interest

The notes bear interest at a rate of 3.625% per year. We also will pay contingent interest on the notes in the circumstances described under “—Contingent Interest” and, if applicable, liquidated damages in the circumstances described under “—Registration Rights.” Interest, including contingent interest and liquidated damages, if any, shall be payable semi-annually in arrears on May 30 and November 30 of each year, commencing November 30, 2005.

Interest on a note, including contingent interest and liquidated damages, if any, will be paid to the person in whose name the note is registered at the close of business on May 15 or November 15, as the case may be (each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day); provided, however, that accrued and unpaid interest, including contingent interest and liquidated damages, if any, payable upon redemption or repurchase by us will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the date of original issuance of the notes or from the most recent date to which interest has been paid or duly provided for.

Upon conversion of a note, a holder will not receive any cash payment of interest (including contingent interest and liquidated damages, if any) unless, as described below, such conversion occurs between a record date and the interest payment date to which that record date relates. If we deliver shares of common stock upon surrender of a note for conversion, we will not issue fractional shares of common stock. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day immediately prior to the conversion date. Our delivery to a holder of the full amount of cash and shares of common stock, if any, as described below under “—Conversion Rights—Payment Upon Conversion,” together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•      the principal amount of the note; and

•      accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but excluding the conversion date.

As a result, accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a general discussion of the U.S. federal income tax treatment upon receipt of our common stock upon conversion, see “Certain U.S. Federal Income Tax Considerations.”

Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the interest payment date to which that record date relates, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and liquidated damages, if any, payable on the notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest (including contingent interest and liquidated damages, if any) payable on the notes so converted on the next succeeding interest payment date; provided that no such payment need be made (1) if we have specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and on or prior to the next interest payment date or (2) to the extent of any overdue interest (and any contingent interest and liquidated damages) if any such interest exists at the time of conversion with respect to such note.

Contingent Interest

During any six-month period from May 30 to and including November 29 and from November 30 to and including May 29, commencing with the six-month period beginning May 30, 2012, we will pay contingent interest on the interest payment date immediately following the last day of the applicable contingent interest period if the average trading price (as defined below) of the notes during the five consecutive trading days ending on the third trading day immediately preceding the first day of the applicable contingent interest period (each such trading day during the five trading day period called the “determination date”) equals or exceeds 120% of the principal amount of the notes.

On any interest payment date when contingent interest is payable, the contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading day reference period.

We will notify the holders of the notes by press release upon making the determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

For purposes of this section, the “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5.0 million aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select, provided that if:

•      three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and

•      only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used;

provided further that if no bids are received or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes on any date of determination will equal (1) the applicable conversion rate of the notes as of the determination date multiplied by (2) the average last reported sale price (as defined below under “—Conversion Rights— Conversion Upon Satisfaction of Sale Price Condition”) of our common stock on the five trading days ending on the determination date.

We will appoint a bid solicitation agent and we may change any bid solicitation agent. The bid solicitation agent may not be an affiliate of ours.

“Trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our common stock is not quoted on the Nasdaq National Market, then a day during which trading in securities generally occurs on the principal U.S. securities exchange on which our common stock is listed or, if our common stock is not listed on a U.S. national or regional securities exchange, then on the principal other market on which our common stock is then traded or quoted.

Optional Redemption by CompuCredit

We may redeem the notes in whole or in part for cash at any time on or after May 30, 2009 and prior to May 30, 2012, if the sale price of our common stock has exceeded 140% of the applicable conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the redemption date. If we redeem notes under these circumstances after May 30, 2009 and prior to May 30, 2012, we will make the “make whole” premium described below. On or after May 30, 2012, we may redeem the notes in whole or in part for cash at any time for a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the redemption date. We must pay this make whole premium on all notes called for redemption after May 30, 2009 and prior to May 30, 2012, including notes converted after we mail this notice.

If we redeem the notes as described above after May 30, 2009 and prior to May 30, 2012, we will pay the “make whole” premium in cash equal to the present value of all remaining scheduled payments of interest on the notes to be redeemed through and including May 30, 2012. The present value of the remaining interest payments will be computed using a discount rate equal to the Treasury Yield. “Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source for similar market data)) most nearly equal to the then remaining term to May 30, 2012; provided, however, that if the then remaining term to May 30, 2012 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yield are given, except that if the then remaining term to May 30, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

If the redemption date occurs after a record date and on or prior to an interest payment date, accrued and unpaid interest (including contingent interest and liquidated damages, if any) shall be paid on such interest payment date to the record holder on the relevant record date.

We will provide not less than 30 days nor more than 60 days notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. Once we have called the notes for redemption, notes or portions of notes will be convertible by the holder until the close of business on the business day prior to the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s notes for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest, including contingent interest and liquidated damages, if any, on the notes when due and such failure to pay is continuing.

Conversion Rights

General

Subject to the qualifications and the satisfaction of the conditions and during the periods described below, a holder may convert each of its notes prior to the close of business on the business day immediately preceding stated maturity into cash and shares of our common stock, if any, initially at a conversion rate of 23.0309 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $43.42 per share of common stock based on the issue price per note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of its notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon surrender of a note for conversion, we will deliver cash and shares of our common stock, if any, as described below under “—Payment Upon Conversion.”

A holder may convert its notes into cash and shares, if any, in whole or in part only in the following circumstances, which are described in more detail below, and to the following extent:

•      during any fiscal quarter commencing after June 30, 2005 if the last reported sale price of our common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter (the “sale price condition”);

•      once we have called the notes for redemption and the redemption has not yet occurred; or

•      during prescribed periods, upon the occurrence of specified corporate transactions.

We will notify holders by press release once the notes have become convertible upon any of the foregoing circumstances.

If we call a holder’s notes for redemption, the holder may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If a holder has already delivered a repurchase election with respect to a note as described under either “—Repurchase of Notes by CompuCredit at Option of Holder” or “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change,” it may not surrender that note for conversion until it has withdrawn the repurchase election in accordance with the indenture.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because a holder requests the shares to be issued or delivered to another person, in which case that holder will pay that tax.

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender its notes for conversion during any fiscal quarter after the fiscal quarter ending June 30, 2005 if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than or equal to 130% of the applicable conversion price per share of our common stock on such last trading day. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “—Payment Upon Conversion.”

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported by the Nasdaq National Market or, if our common stock is not reported by the Nasdaq National Market, in composite transactions for the principal U.S. national securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least two independent nationally recognized investment banking firms selected by us for this purpose. If at least two independent quotes cannot be obtained, the “last reported sale price” will be determined in good faith by our board of directors.

Conversion Upon Notice of Redemption

If we call any or all of the notes for redemption, a holder may convert any of its notes at any time prior to the close of business on the business day immediately prior to the redemption date. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “—Payment Upon Conversion.”

Conversion Upon Specified Corporate Transactions

Certain Distributions

If we elect to:

•      distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the announcement date of the distribution; or

•      distribute to all holders of our common stock, assets (including cash), debt securities or rights or warrants to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our common stock on the trading day immediately preceding the announcement date for such distribution, we must notify holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise could participate in the distribution without conversion. The “ex-dividend” date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon surrender by a holder of its notes for conversion, we will deliver cash and shares of common stock, if any, as described below under “—Payment Upon Conversion.”

Certain Corporate Transactions

If:

•      a “change of control” occurs pursuant to clause (1) of the definition thereof set forth under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change” below,

•      a “change of control” occurs pursuant to clause (3) of the definition thereof set forth under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change” below pursuant to which our common stock would be converted into cash, securities or other property, or

•      a “fundamental change” occurs pursuant to clause (2) of the definition thereof set forth under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change” below,

in each case, regardless of whether a holder has the right to put the notes as described under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change,” then a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction or event until and including the date which is 15 days after the actual effective date of such transaction or event (or, if such transaction or event also results in holders having a right to require us to repurchase their notes, until the fundamental change repurchase date). In addition, at the effective time of such transaction or event, a holder’s right to convert its notes into cash and shares of our common stock, if any, will be changed into a right to convert the notes into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted the notes immediately prior to the transaction or event. We will notify holders and the trustee at the same time we publicly announce such transaction or event (but in no event less than 15 days prior to the effective date of such transaction).

If a holder elects to convert its notes in connection with a corporate transaction described in the first two bullets above that occurs on or prior to May 30, 2012 and 10% or more of the consideration for the common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, or if the event described in the third bullet above occurs on or prior to May 30, 2012, we will increase the conversion rate by the additional shares as described below under “—Adjustments for Conversion Upon Certain Corporate Transactions” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving entity.

Conversion Procedures

To convert a note, a holder must do each of the following:

•      complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•      surrender the note to the conversion agent;

•      if required, furnish appropriate endorsements and transfer documents;

•      if required, pay all transfer or similar taxes; and

•      if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the “conversion date” under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global note, to convert a holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

The conversion agent will initially be the trustee. The conversion agent will, on a holder’s behalf, convert the notes into cash and shares of common stock, if any. A holder may obtain copies of the required form of the conversion notice from the conversion agent. Payments of cash and, if shares of common stock are to be delivered, a stock certificate or certificates will be delivered to the holder, or a book-entry transfer through DTC will be made, by the conversion agent for the number of shares of common stock as set forth below under “—Payment Upon Conversion.”

Payment Upon Conversion

In connection with any conversion, we will satisfy our obligation to convert the notes (the “conversion obligation”) by delivering to holders in respect of each $1,000 aggregate principal amount of notes being converted a “settlement amount” consisting of:

(1)           cash equal to the lesser of $1,000 and the conversion value (as defined below), and

(2)           to the extent the conversion value exceeds $1,000, a number of shares (which we refer to as the “residual value shares”) equal to the sum of the daily share amounts, as defined below, for each trading day of the conversion reference period (subject to our right to deliver cash in lieu of all or a portion of such residual value shares as described below).

The “daily share amount” means a number of shares determined by the following formula:

(last reported sale price on that trading day x the conversion rate on the conversion date) — $1,000 last reported sale price on that trading day x 20

We may elect to pay cash to holders of notes surrendered for conversion in lieu of all or a portion of the residual value shares of common stock issuable upon conversion of such notes. If we do so elect to pay cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (expressed as a percentage of each residual value share that will be paid in cash in lieu of our common stock) at any time on or before the date that is three business days following receipt of your notice of conversion (“cash settlement notice period”). If we timely elect to pay cash for any portion of the residual value shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period immediately following the cash settlement notice period (the “conversion retraction period”). If we do not make such an election no retraction can be made (and a conversion notice shall be irrevocable).

The amount of cash payable in such event in respect of each residual value share otherwise issuable upon conversion shall equal the sum of the residual cash value (as defined below) for such share calculated for each day of the conversion reference period. The “residual cash value” for each date shall be the product of (1) the percentage of each residual value share otherwise issuable upon conversion which we elect to pay in cash and (2) the cash value of the daily share amount for such date. The cash value of the daily share amount shall be determined by multiplying the daily share amount for such date by the last reported sale price of our common stock for such date.

We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the last reported sale price of our common stock on the trading day immediately preceding the conversion date. Upon conversion of a note, a holder will not receive any cash payment of interest (including contingent interest and liquidated damages, if any) unless such conversion occurs between a record date and the interest payment date to which that record date relates or as described under “—Registration Rights” below. We will deliver the settlement amounts, including cash and/or shares, as applicable, on the third business day following the date the settlement amount is determined.

The “conversion value” means the product of (1) the conversion rate in effect (plus any additional shares as described under “—Adjustments for Conversion Upon Certain Corporate Transactions”), and (2) the average of the last reported sale prices (as defined above under “—Conversion Upon Satisfaction of Sale Price Condition”) of our common stock for the trading days during the conversion reference period.

The “conversion reference period” with respect to any notes means the 20 consecutive trading days beginning on the second trading day after the conversion date or, if we elect to pay cash to holders of notes in lieu of all or a portion of the residual value shares, the second trading day after the conversion retraction period ends, except in circumstances where conversions occur within 20 days leading up to the maturity date or a specified redemption date, in which case the conversion reference period will be the 20 consecutive trading days beginning on the fifth trading day following the maturity date or the redemption date, as the case may be. In addition, if we choose to settle all or any portion of the residual value shares in cash in connection with conversions within 20 days leading up to the maturity date or a specified redemption date, we will send, on or prior to the maturity date or the specified redemptions date, as the case may be, a single notice to the trustee of the residual value shares to be satisfied in cash.

If a holder tenders notes for conversion and the conversion value is being determined at a time when the notes are convertible into other property in addition to or in lieu of our common stock, the conversion value of each note will be determined based on the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction and the value thereof during the conversion reference period. Settlement of notes tendered for conversion after the effective date of such transaction will be as set forth above.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1)           the payment to all holders of common stock of dividends or other distributions payable in shares of our common stock or our other capital stock.

(2)           subdivisions, splits and combinations of our common stock.

(3)           the issuance to all holders of our common stock of rights, warrants or options entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the last reported sale price of our common stock on the day prior to the date upon which such distribution was publicly announced; provided, however that the applicable conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration; provided further that no adjustment will be made if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such holders of notes had converted their notes solely into common stock immediately prior to such distribution at the then applicable conversion rate.

(4)           distributions to all holders of our common stock, of shares of capital stock, evidences of indebtedness or other assets, including securities (but excluding rights or warrants listed in (3) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash), in which event the conversion rate will be increased by multiplying it by a fraction,

•      the numerator of which will be the current market price of our common stock on the record date fixed for the distribution; and

•      the denominator of which will be the current market price of our common stock on the record date fixed for the distribution minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

If we distribute to holders of our common stock capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the last reported sale price of those securities (where such last reported sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted; provided that no adjustment will be made under this clause (4) if holders of the notes are entitled to participate in the distribution on substantially the same terms as holders of our common stock as if such holders of notes had converted their notes solely into common stock immediately prior to such distribution at the then applicable conversion rate.

(5)           distributions of cash to all holders of our common stock (excluding any dividend or distribution in connection with our liquidation, dissolution or winding-up), in which event the conversion rate will be increased by multiplying it by a fraction,

•      the numerator of which will be the current market price of our common stock on the record date fixed for the distribution; and

•      the denominator of which will be (i) the current market price of our common stock on the record date fixed for the distribution minus (ii) the amount per share of such distribution.

(6)           we or one of our subsidiaries or any permitted owner (as defined below under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change”) makes a payment in respect of a tender offer or exchange offer, other than an odd-lot offer, for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

•      the numerator of which will be the sum of (i) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (ii) the product of the number of shares of our common stock outstanding less any such purchased shares and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer; and

•      the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

In addition to these adjustments, we may in our sole discretion increase the applicable conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our notes resulting from any dividend or distribution of capital stock issuable upon conversion of the notes (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law and Nasdaq listing requirements, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes that determination, it will be conclusive. We will give holders of notes at least 15 days prior notice of such an increase in the applicable conversion rate. For a general discussion of the U.S. federal income tax treatment of an adjustment to the applicable conversion rate of the notes, see “Certain U.S. Federal Income Tax Considerations—Adjustment to the Conversion Rate.”

“Current market price” of our common stock on any day means the average of the last reported sale price of our common stock (as defined above under “—Conversion Upon Satisfaction of Sale Price Condition”) for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation, subject to adjustment by our board of directors if another transaction requiring an adjustment to the conversion rate occurs during such 10-day period.

To the extent that we have a rights plan in effect at the time of any conversion of the notes into common stock, a holder will receive, in addition to the common stock, the rights under the rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the applicable conversion rate will be adjusted at the time of separation as described in clause (4) above. A further adjustment will occur as described in clause (4) above if such rights become exercisable to purchase different securities, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•      any reclassification of our common stock;

•      a consolidation, merger, binding share exchange or combination involving us; or

•      a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in each case, in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion by a holder of its notes it will be entitled to receive the same type of consideration that it would have been entitled to receive had it owned a number of shares of our common stock equal to the applicable conversion rate immediately prior to any of these events multiplied by the principal amount of the notes converted. The conversion value and the amounts received in settlement of our conversion obligation will be computed as set forth under “—Payment Upon Conversion” above and will be determined based on the kind and amount of shares of stock, securities or other property (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction.

The applicable conversion rate will not be adjusted for any other reasons other than those specified above, including, without limitation, the following:

•    upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•    upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•    upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued; or

•    for a change in the par value of the common stock.

If we make a distribution of property to our shareholders that would be taxable to them as a dividend for U.S. federal income tax purposes and the number of shares of common stock into which notes are convertible is increased, that increase may be deemed to be the receipt of taxable income by U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes and would generally result in withholding taxes for non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”). See “Certain U.S. Federal Income Tax Considerations—Adjustment to the Conversion Rate.”

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the applicable conversion rate will be required (except in the case of clause (5) under “—Conversion Rate Adjustments”) unless the adjustment would require an increase or decrease of at least 1.0% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1.0% will be carried forward and be made on the first to occur of (i) any subsequent adjustment, (ii) the first day of the next calendar year and (iii) any conversion of the notes.

Adjustments for Conversion Upon Certain Corporate Transactions

If the effective date or anticipated effective date of certain corporate transactions as described in the first two bullets under “—Conversion Upon Specified Corporate Transactions—Certain Corporate Transactions” occurs on or prior to May 30, 2012, and 10% or more of the consideration for our common stock in the corporate transaction consists of consideration other than common stock that is traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, or if the event described in the third bullet under “—Conversion Upon Specified Corporate Transactions—Certain Corporate Transactions” occurs on or prior to May 30, 2012, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below. We will notify holders at least 20 days prior to the anticipated effective date of such corporate transaction and whether we elect to increase the applicable conversion rate as described below or to modify the conversion obligation as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the corporate transaction. If holders of our common stock receive only cash in the corporate transaction, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices (as defined under “—Conversion Upon Satisfaction of Sale Price Condition” above) of our common stock on the five trading days immediately prior to but not including the effective date of the corporate transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price, effective date and number of additional shares per $1,000 principal amount of notes:

	Stock Price
Effective Date	$33.40	$35.00	$37.00	$40.00	$43.42	$48.00	$55.00	$65.00	$75.00	$85.00	$100.00	$125.00

May 30, 2005	6.91	6.91	6.59	5.81	5.09	4.34	3.52	2.75	2.24	1.88	1.50	0.00

May 30, 2006	6.91	6.91	6.38	5.57	4.83	4.08	3.28	2.55	2.08	1.75	1.41	0.00

May 30, 2007	6.91	6.80	6.11	5.27	4.51	3.76	2.98	2.29	1.87	1.58	1.29	0.00

May 30, 2008	6.91	6.53	5.79	4.90	4.12	3.36	2.60	1.98	1.63	1.39	1.16	0.00

May 30, 2009	6.91	6.22	5.42	4.46	3.64	2.85	2.09	1.55	1.34	1.18	1.01	0.00

May 30, 2010	6.91	5.89	5.01	3.96	3.08	2.27	1.53	1.05	0.91	0.68	0.68	0.00

May 30, 2011	6.91	5.53	4.47	3.26	2.28	1.47	0.84	0.52	0.45	0.34	0.34	0.00

May 30, 2012	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 29.9401 per $1,000 principal amount of notes subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•      If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year.

•      If the stock price is in excess of $125.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•      If the stock price is less than $33.40 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, if a holder converts its notes in connection with a corporate transaction for which the conversion rate would be increased by a number of additional shares as described above, in the case of a public acquirer change of control (as defined below), we may, at our option and in lieu of increasing the conversion rate by such number of additional shares, adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights” above and the settlement procedures described under “—Conversion Procedures” and “—Payment Upon Conversion”) into a number of shares of public acquirer common stock (as defined below).

The conversion rate following the effective date of such transaction will be a number of shares of such public acquirer common stock equal to the product of:

•      the conversion rate in effect immediately prior to the effective date of such public acquirer change of control, times

•      the average of the quotients obtained, for each trading day in the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of such public acquirer change of control (the “valuation period”), of:

(i)   the “acquisition value” (as defined below) of our common stock on each such trading day in the valuation period, divided by

(ii)  the last reported sale price of the public acquirer common stock on each such trading day in the valuation period.

The “acquisition value” of our common stock means, for each trading day in the valuation period, the value of the consideration paid per share of our common stock in connection with such public acquirer change of control, as follows:

•      for any cash, 100% of the face amount of such cash;

•      for any public acquirer common stock, 100% of the last reported sale price of such common stock on such trading day; and

•      for any other securities, assets or property, the fair market value of such security, asset or property on such trading day, as determined by our board of directors.

A “public acquirer change of control” means any event constituting a corporate transaction as described under “—Conversion Upon Specified Corporate Transactions” that would otherwise obligate us to increase the conversion rate as described above under this “—Adjustments for Conversion Upon Certain Corporate Transactions” and the acquirer, the person formed by or surviving the merger or consolidation or any entity that is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s or person’s capital stock that are entitled to vote generally in the election of directors has a class of common stock traded on a U.S. national securities exchange or quoted on the National Association of Securities Dealers Automated Quotation System or which will be so traded or quoted when issued or exchanged in connection with such fundamental change; provided that if there is more than one of such entity, the relevant entity will be such entity with the most direct beneficial ownership to such acquirer’s or person’s capital stock. We refer to such acquirer’s, person’s or other entity’s class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchange in connection with such transaction as the “public acquirer common stock.”

Upon a public acquirer change of control, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “—Conversion Rights” above) at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “—Adjustments for Conversion Upon Certain Corporate Transactions” above. We are required to notify holders of our election in our notice to holders of such transaction. As described under “—Conversion Upon Specified Corporate Transactions,” holders may convert their notes upon a public acquirer change of control during the period specified therein. In addition, a holder can also, subject to certain conditions, require us to repurchase all or a portion of its notes as described under “—Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change.”

Repurchase of Notes by CompuCredit at Option of Holder

On May 30, 2012, May 30, 2015 and May 30, 2020 (each, a “repurchase date”), any holder may require us to repurchase for cash any outstanding notes for which that holder has properly delivered and not withdrawn a written repurchase notice. The repurchase price will equal 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, up to, but not including, the repurchase date. If the repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest (including contingent interest and liquidated damages, if any) to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.

A holder may submit a repurchase notice to the paying agent (which will initially be the trustee) at any time from the opening of business on the date that is 20 business days prior to the repurchase date. Any repurchase notice given by a holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

•      if definitive notes have been issued, the certificate numbers of the holders’ notes to be delivered for repurchase (or, if the notes are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures);

•      the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•      that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

A holder may withdraw its repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date and must state:

•      the principal amount of notes being withdrawn;

•      if definitive notes have been issued, the certificate numbers of the notes being withdrawn (or, if the notes are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures); and

•      the principal amount of the notes, if any, that remain subject to the repurchase notice. In connection with any repurchase, we will, to the extent applicable:

•      comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (“Exchange Act”), which may then be applicable; and

•      file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder effecting book-entry transfer of the notes or delivering definitive notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the business day following the repurchase date and the time of book-entry transfer or delivery of definitive notes, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been delivered and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are transferred by book-entry or delivered to the paying agent. Thereafter, all of the holder’s other rights shall terminate, other than the right to receive the repurchase price upon book-entry transfer of the notes or delivery of the notes.

Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries or through the terms of our then existing indebtedness or financing agreements.

If we are obligated to repurchase the notes, we cannot assure you that we will be able to obtain all required consents under our then existing indebtedness or have available funds sufficient to repay indebtedness, if any, that restricts the repurchase of the notes and to pay the repurchase price for all the notes we may be required to repurchase. Our ability to pay cash to holders electing to require us to repurchase the notes also may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing on acceptable terms or at all. See “Risk Factors—Risks Relating to an Investment in the Notes and Our Common Stock.”

Repurchase of Notes by CompuCredit at Option of Holder Upon a Fundamental Change

If a fundamental change, as defined below, occurs, each holder will have the right to require us to repurchase for cash all of its notes on the date fixed by us that is not less than 20 days nor more than 60 days after we have given notice of a fundamental change. We will repurchase the notes for a price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest, including contingent interest and liquidated damages, if any, on the notes up to but not including the date of repurchase. If the date of repurchase is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest (including contingent interest and liquidated damages, if any) to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price.

Within 15 days after the occurrence of a fundamental change, we are required to give notice to each holder and the trustee of such occurrence and of each holder’s resulting repurchase right and the procedures that each holder must follow to require us to repurchase its notes as described below. The repurchase notice given by a holder electing to require us to repurchase its notes shall be given so as to be received by the paying agent no later than the close of business on the third business day before the repurchase date and must state:

•      if certificated notes have been issued, the certificate numbers of the holder’s notes to be delivered for repurchase (or, if the notes are not issued in certificated form, the repurchase notice must comply with appropriate DTC procedures);

•      the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•      that the notes are to be repurchased by us pursuant to the applicable provisions of the indenture.

A holder may withdraw its repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•      the principal amount at maturity of notes being withdrawn;

•      if certificated notes have been issued, the certificate numbers of the notes being withdrawn (or, if the notes are not issued in certificated form, the notice of withdrawal must comply with appropriate DTC procedures); and

•      the principal amount of the notes, if any, that remain subject to the repurchase notice.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder effecting book-entry transfer of the notes or delivering definitive notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the business day following the repurchase date and the time of book-entry transfer or delivery of definitive notes, together with such endorsements.

A “fundamental change” will be deemed to have occurred (1) upon a change of control of CompuCredit or (2) if less than 20% of the outstanding shares of our common stock is beneficially owned by persons other than the permitted owners.

A “change of control” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1)           a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act, other than David G. Hanna or Frank J. Hanna, III or entities controlled by them or established for the benefit of them or their descendants or spouses of either or charities, or our employee benefit plans (collectively, a “permitted owner”), files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors; or

(2)           the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(3)           a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than

•      any transaction:

(i)      that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii)     pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor person immediately after giving effect to such issuance; or

•      any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

•      any consolidation or merger with or into any of our subsidiaries, so long as such merger or consolidation is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with any other person.

A “continuing director” means a director who either was a member of our board of directors on May 5, 2005 or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our shareholders is duly approved by either (i) a majority of the continuing directors on our board of directors at the time of such approval, either by specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director or (ii) a permitted owner.

The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase

“substantially all” under applicable law. Accordingly, a holder’s ability to require us to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

Notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes upon a change of control described in clause (3) above if 90% or more of the consideration in the transaction or transactions consists of shares of common stock traded or to be traded immediately following a change of control on a U.S. national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the notes become convertible into that common stock (and any rights attached thereto).

Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent required at that time.

If the paying agent holds money sufficient to pay the repurchase price of the notes which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are transferred by book-entry or delivered to the paying agent. Thereafter, all other rights of the holders shall terminate, other than the right to receive the repurchase price upon book-entry transfer of the notes or delivery of the notes.

The term “fundamental change” is limited to specified transactions and does not include other events that might adversely affect our financial condition or business operations. The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the repurchase feature of the notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to repurchase notes may be limited by the terms of our then existing indebtedness or financing agreements.

The fundamental change repurchase feature of the notes may in certain circumstances make it more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort:

•      to accumulate shares of our common stock;

•      to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•      by management to adopt a series of anti-takeover provisions.

Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the notes.

Merger or Sale of Assets

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer, sell or lease all or substantially all our assets to another person, unless:

•      the resulting, surviving or transferee person (the “successor company”) and, if the conversion obligation relates to public acquirer common stock that is not issued by such successor company, such public acquirer will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the successor company (if not us) and the public acquirer, as applicable, will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, and fully and unconditionally guarantee all of our obligations under the notes and the indenture;

•      immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the successor company as a result of such transaction as having been incurred by the successor company at the time of such transaction), no default under the indenture shall have occurred and be continuing; and

•      we shall have delivered to the trustee an officers’ certificate or opinion of counsel stating that the consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, but in the case of a conveyance, transfer or lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.

Events of Default; Notice and Waiver

The following constitute defaults under the indenture, subject to any additional limitations and qualifications included in the indenture:

•      a default in the payment of principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

•      a default in the payment of any interest, including contingent interest and liquidated damages, if any, on the notes when due and such failure continues for a period of 30 days past the applicable due date;

•      we fail to provide notice of the occurrence of a fundamental change as required by the indenture;

•      a default in our obligation to deliver the settlement amount upon conversion of the notes, together with cash in lieu thereof in respect of any fractional shares, upon conversion of any notes and such default continues for a period of five days or more;

•      the failure by us to comply with our obligation to repurchase the notes at the option of a holder upon a fundamental change as required by the indenture or on any other repurchase date;

•      a default in our obligation to redeem the notes after we have exercised our option to redeem;

•      he failure by us to perform or observe any of our other terms, covenants, warranties or agreements in the indenture or in the notes for 60 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes specifying the default (and demanding that such default be remedied) has been received by us;

•      a failure to pay when due at maturity or a default that results in the acceleration of any indebtedness for borrowed money of us or our significant subsidiaries (other than indebtedness that is non-recourse to us or any of our significant subsidiaries) in an aggregate amount of $50 million or more, unless such failure is cured or such acceleration is rescinded, stayed or annulled within 30 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes has been received by us; and

•      certain events involving our bankruptcy, insolvency or reorganization.

When we refer to a “significant subsidiary,” we mean any subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X promulgated under the Securities Act as in effect on the date of the indenture.

The foregoing constitute events of default whatever the reason for any such event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

If a default under the indenture occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the notes notice of the default within 90 days after it occurs. The trustee may withhold notice to the holders of the notes of a default, except defaults in non-payment of principal or interest (including contingent interest or liquidated damages, if any) on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default (other than an event of default relating to certain events involving our bankruptcy, insolvency or reorganization) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest, including contingent interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us, the principal and accrued and unpaid interest, including contingent interest and liquidated damages, if any, on the notes will automatically become immediately due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind such acceleration with respect to the notes and, as is discussed below, waive these past defaults.

The holders of a majority in principal amount of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee or of exercising any trust or power conferred on the trustee, subject to limitations specified in the indenture. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of the notes or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee is entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The holders of a majority in principal amount of outstanding notes may waive any past defaults under the indenture, except a default due to the non-payment of principal or interest, including contingent interest or liquidated damages, if any, a failure to convert any notes into cash and common stock, if any, a default arising from our failure to redeem or repurchase any notes when required pursuant to the terms of the indenture or a default in respect of any covenant that cannot be amended without the consent of each holder affected.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default due to the non-payment of principal or interest, including contingent interest or liquidated damages, if any, on the notes, unless:

•      the holder has given the trustee written notice of a default;

•      the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

•      the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding notes;

•      the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•      the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

The indenture requires us (i) every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any default, and (ii) to deliver to the trustee prompt notice of any default.

Our obligations under the indenture are not intended to provide creditors rights in bankruptcy for any amounts in excess of par plus accrued and unpaid interest (including liquidated damages, if any).

Legal Defeasance and Covenant Defeasance

The notes are not subject to any defeasance provisions under the indenture.

Amendment and Modification

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected by such modification or amendment if it would:

•      reduce the principal amount of or change the stated maturity of any note;

•      reduce the rate or extend the time for payment of interest, including contingent interest or liquidated damages, if any, on any note;

•      reduce any amount payable upon redemption or repurchase of any note (including upon the occurrence of a fundamental change) or change the time at which or circumstances under which the notes may or shall be redeemed or repurchased;

•      impair the right of a holder to institute suit for payment on any note;

•      change the currency in which any note is payable;

•      impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

•      reduce the quorum or voting requirements under the indenture;

•      change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•      subject to specified exceptions, amend or modify certain of the provisions of the indenture relating to amendment or modification or waiver of provisions of the indenture; or

•      reduce the percentage of notes required for consent to any amendment or modification of the indenture.

We and the trustee may modify certain provisions of the indenture without the consent of the holders of the notes, including to:

•      add guarantees with respect to the notes;

•      remove guarantees as provided in the indenture;

•      evidence the assumption of our obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

•      surrender any of our rights or powers under the indenture;

•      add covenants or events of default for the benefit of the holders of notes;

•      cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not materially adversely affect the interests of holders;

•      modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

•      establish the forms or terms of the notes;

•      evidence the acceptance of appointment by a successor trustee;

•      provide for uncertificated notes in addition to or in place of certificated notes; provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code of 1986, as amended;

•      conform, as necessary, the indenture and the form or terms of the notes, to the “Description of Notes” as set forth in this prospectus; and

•      make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the notes, unless otherwise set forth above. These calculations include, but are not limited to, determinations of the market prices of our common stock, the amount of accrued interest (including contingent interest and liquidated damages, if any) payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee, Paying Agent and Conversion Agent

We have appointed Wachovia Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

Notices

Except as otherwise described herein, notices to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination and Registration

The notes will be issued in fully registered form, without interest coupons and in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the trust office of the trustee located at One Penn Plaza, Suite 1414 in the City of New York.

Payment and Paying Agent

We will maintain an office or agent in the Borough of Manhattan, the City of New York, where we will pay the principal on the notes and a holder may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest on any notes represented by the registered certificated securities referred to below by check mailed to a holder’s address as it appears in the note register, provided that if a holder has an aggregate principal amount of notes in excess of $2 million, it will be paid, at such holder’s written election, by wire transfer in immediately available funds.

Payments on the notes represented by the global note referred to below will be made to DTC, New York, New York, or its nominee, as the case may be, as the registered owner thereof, in immediately available funds. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC’s rules and will be settled in immediately available funds.

Book-Entry Delivery and Settlement

We issued the notes in the form of a global note in definitive, fully registered, book-entry form. The global note was deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC has advised us as follows:

•      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•      DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•      Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

•      DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•      Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•      The rules applicable to DTC and its participants are on file with the SEC.

We are providing the following descriptions of the operations and procedures of DTC to the holders solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of us, the initial purchasers nor the trustee takes any responsibility for these operations or procedures, and each holder is urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•  Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the initial purchasers with portions of the principal amounts of the global notes.

•              Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Notes represented by a global note will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Registration Rights

We have entered into a registration rights agreement with the initial purchasers pursuant to which we agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that we will, at our cost, use reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earliest of:

(1)     The date when the holders of notes and holders of the shares of common stock issuable upon conversion of the notes are able to sell such notes and such shares immediately without restriction pursuant to Rule 144(k) under the Securities Act; and

(2)     the date when all of the notes and the common stock issuable upon conversion thereof have been sold either pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force or the notes and the shares of common stock issuable upon conversion of the notes cease to be outstanding.

We may suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period may not exceed an aggregate of 45 or 60 days, as applicable, in any 90-day period or an aggregate of 90 days in any 12 month period.

We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of such a suspension. Each holder, by its acceptance of the notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

Each of the following is a registration default:

•      we do not, through our omission, name a holder as a selling stockholder in the prospectus or file a post-effective amendment within the required time periods as described below; or

•      any post-effective amendment required to be filed as described below has not been declared effective prior to the 60 day following the date such post-effective amendment is required to be filed; or

•      at any time after the effectiveness target date, the registration statement ceases to be effective or is not usable and (1) we do not cure the registration statement within 15 business days by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act (other than in the case of a suspension period described in the preceding paragraph), (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as applicable, or (3) a suspension period, when aggregated with other suspension periods during the prior 12-month period, continues, unterminated, for more than 90 days.

If a registration default occurs, predetermined “liquidated damages” will accrue on the notes that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. The liquidated damages will be paid to those entitled to interest payments on such dates semiannually in arrears on each May 30 and November 30 and will accrue at a rate per year equal to:

•      0.25% of the principal amount of a note to and including the 90th day following such registration default; and

•      0.50% of the principal amount of a note from and after the 91st day following such registration default.

In no event will liquidated damages exceed 0.50% per year. In addition, liquidated damages will not be payable with respect to any registration default relating to a failure to register the common stock issuable upon conversion of the notes. If a holder converts some or all of its notes into common stock when there exists a registration default, the holder will not be entitled to receive liquidated damages on such common stock but will receive, on the settlement date for any notes submitted for conversion during a registration default, accrued and unpaid liquidated damages to the conversion date relating to such settlement date.

A holder who elects to sell securities pursuant to the shelf registration statement will:

•      be required to be named as a selling security holder in the related prospectus;

•      be required to deliver a prospectus to purchasers;

•      be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•      be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we have agreed to:

•      pay all expenses of the shelf registration statement;

•      provide each registered holder with copies of the prospectus;

•      notify holders when the shelf registration statement has become effective; and

•      take other reasonable actions as are required to permit unrestricted resales of the notes and common stock issued upon conversion of the notes in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution contained in this prospectus permits resales of registrable securities by selling security holders through brokers and dealers.

DESCRIPTION OF OUTSTANDING CAPITAL STOCK

The following description of material terms of our outstanding capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our articles of incorporation, as amended to date, and our bylaws, as amended to date.

Our common stock is our only class of voting securities outstanding, and it trades on the Nasdaq National Market.

Our authorized capital stock consists of 150,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of June 30, 2005, there were 53,385,718 shares of common stock issued (including 4,745,646 shares held in Treasury) and options and warrants to purchase 3,353,602 shares of common stock outstanding. The following summary of certain provisions of our capital stock describes certain material provisions of our articles of incorporation and bylaws relating to our common stock and certain provisions of the Georgia Business Corporation Code. However, there may be other provisions of the articles of incorporation and bylaws or of the Georgia Business Corporation Code relating to the rights of shareholders that potential investors may consider important. This summary is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Georgia Business Corporation Code and judicial decisions interpreting and applying those statutes and to our articles of incorporation and bylaws.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to our shareholders. Shares of common stock do not have cumulative voting rights. This means that the holders of a majority of the votes represented by the common stock can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available thereof, subject to preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all its debts and other liabilities, subject to the prior rights of preferred stock, if any, outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the notes will be, validly issued, fully paid and nonassessable upon payment for the shares.

Warrants

In connection with a securitization facility entered into in the first quarter of 2004, we granted Merrill Lynch Mortgage Capital Inc. a warrant to acquire up to 2,400,000 shares of our common stock at an exercise price of $22.45 per share, subject to adjustment, with associated registration rights. This warrant is exercisable at any time through January 30, 2007.

Preferred Stock

Our board of directors is authorized to determine the following terms for each series of preferred stock:

•      the offering price at which we will issue the preferred stock;

•      whether that series of preferred stock will be entitled to receive dividends;

•      the dividend rate (or method for determining the rate);

•      whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•      the liquidation preference of that series of preferred stock, if any;

•      the conversion or exchange provisions applicable to that series of preferred stock, if any;

•      the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•      the voting rights of that series of preferred stock, if any; and

•      the terms of any other preferences, rights, qualifications, limitations or restrictions, if any, applicable to that series of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain certain provisions that could make the acquisition of CompuCredit Corporation more difficult by means of a tender or exchange offer, a proxy contest or otherwise. The descriptions of these provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation and the bylaws, which are included as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference in this prospectus.

Special Meetings

Special meetings of shareholders may be called by shareholders only upon the written demand of holders of at least 25% of our outstanding capital stock.

Preferred Stock

The board of directors is authorized pursuant to our articles of incorporation to establish one or more series of preferred stock without shareholder approval. We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Certain Anti-Takeover Provisions

The Georgia Business Corporation Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We have not elected to be covered by such restrictions but may do so in the future.

The Georgia business combination statute (the “Business Combination Statute”) regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (i) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an “interested shareholder.” For purposes of the Business Combination Statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute (the “Fair Price Statute”) prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (i) certain “fair price” criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or (iv) the “interested shareholder” has been such for at least three years and has not increased this ownership position in such three-year period by more than 1% in any twelve-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wachovia Bank, National Association, located in Charlotte, North Carolina.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible. The discussion is based on the Internal Revenue Code, Treasury regulations, judicial decisions, published positions of the Internal Revenue Service (“IRS”) and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to holders who purchase notes for cash on original issue at their issue price. The discussion does not address all of the tax considerations that may be relevant to a particular person or to persons subject to special treatment under the U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, expatriates, tax-exempt organizations, persons that are, or hold their notes or common stock through, partnerships or other pass-through entities or U.S. persons who have a functional currency other than the U.S. dollar) or to persons that hold their notes or common stock as part of a straddle, hedge, conversion, synthetic security or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. Moreover, the discussion does not address any tax considerations other than U.S. federal income tax considerations. This summary deals only with holders that hold the notes and common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment) and only with common stock received upon conversion of notes pursuant to the terms of the Indenture. No IRS ruling has been or will be sought by us regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Prospective holders are urged to consult their own tax advisors as to the particular U.S. federal tax considerations to them of acquiring, owning and disposing of the notes and the common stock, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this discussion, a “U.S. holder” means a beneficial owner (as determined for U.S. federal income tax purposes) of a note or common stock that is, or is treated as, one of the following:

•      citizen or individual resident of the United States;

•      a corporation created or organized in or under the laws of the United States or any state therein;

•      an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•      a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” means any beneficial owner (as determined for U.S. federal income tax purposes) of a note or common stock that is not a “U.S. holder.”

Notwithstanding the foregoing, neither “U.S. holder” nor “non-U.S. holder” includes a partnership. If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a note or common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of such partnership. Partners and partnerships are particularly urged to consult their tax advisors as to the particular U.S. federal income tax considerations applicable to them.

Classification of the Notes

Pursuant to the terms of the indenture, we and each holder of notes agree to treat the notes, for U.S. federal income tax purposes, as “contingent payment debt instruments” and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments (the “CPDI Regulations”), including our determination of the rate at which interest will be deemed to accrue on the notes and the related “projected payment schedule.” The remainder of this discussion assumes that the notes will be treated in accordance with that agreement and our determinations. No authority directly addresses the treatment of all aspects of the notes for U.S. federal income tax purposes. The IRS issued Revenue Ruling 2002-3 1 and Notice 2002-36, in which it addressed the U.S. federal income tax classification and treatment of a debt instrument similar, although not identical, to the notes. In that published guidance, the IRS concluded that the debt instrument addressed was subject to the CPDI Regulations and clarified various aspects of the applicability of certain other provisions of the Internal Revenue Code to such debt instrument. The applicability of Revenue Ruling 2002-3 1 and Notice 2002-36 to any particular debt instrument, such as the notes, is uncertain. Accordingly, no assurance can be given that the IRS will agree with the tax characterizations and the tax considerations described in this summary, and we have not sought an opinion of counsel regarding the classification of the notes as contingent payment debt instruments or, assuming the notes are contingent payment debt instruments, the proper comparable yield and projected payment schedule for the notes. A different treatment of the notes for U.S. federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from that which is described below and could require a holder to accrue interest income at a rate different from the “comparable yield” rate described below. In particular, a holder might be required to recognize interest income based on the holder’s regular method of accounting at a lower rate, might not recognize income, gain or loss upon a conversion of the notes into common stock, and might recognize capital gain or loss upon a taxable disposition of the notes.

Adjustment to the Conversion Rate

The rate at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The holder of a note may be deemed to have received a constructive distribution includible in income in the manner described under “—U.S. Holders—Dividends Paid on Common Stock” and “—Non-U.S. Holders—Notes” below if, and to the extent that, certain adjustments in the conversion rate (e.g., adjustments in respect of taxable dividends to our shareholders) increase the proportionate interest of the holder in the fully diluted common stock. The holder of a note will be deemed to have received such a constructive distribution even if the holder does not receive any cash or property as a result of such adjustment and regardless of whether or not such holder ever exercises its conversion privilege. Any such constructive distribution will be taxable as a dividend, return of capital or capital gain in accordance with the tax rules applicable to corporate distributions, but may not be eligible for the reduced rates of tax applicable to certain dividends paid to individual holders nor to the dividends-received deduction applicable to certain dividends paid to corporate holders. Adjustments to the applicable conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes will generally not be deemed to result in a constructive distribution.

U.S. Holders

Interest.  Under the CPDI Regulations, a U.S. holder will generally be required to accrue interest income on the notes on a constant yield to maturity basis, calculated based on the adjusted issue price (as defined below) of the notes and the comparable yield (as defined below), regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, a U.S. holder will be required to include interest in taxable income in each year significantly in excess of the amount of interest payments, including contingent interest payments, actually received by it in that year.

The contingent debt regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•      the product of (a) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (b) the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period;

•      divided by the number of days in the accrual period; and

•      multiplied by the number of days during the accrual period that the U.S. holder held the notes.

The “issue price” of a note is the first price at which a substantial amount of the notes is sold to investors, excluding bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Subject to the discussion set forth below in “—U.S. Holders—Adjustments to Interest Accruals on the Notes,” the “adjusted issue price” of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments scheduled to have been made with respect to the notes prior to the date of determination of the adjusted issue price.

Under the CPDI Regulations, we are required to establish the “comparable yield” for the notes, which is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. Accordingly, we have determined the comparable yield on the notes to be 9.13%, compounded semi-annually.

We are required to provide to holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the notes includes estimates for payments of contingent interest and an estimate for a payment at maturity that takes into account the conversion feature of the notes. A holder may obtain the projected payment schedule by submitting a written request to us at the following address: CompuCredit Corporation, 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, Attention: Investor Relations.

The comparable yield and the projected payment schedule are not determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to holders of the notes.

Adjustments to Interest Accruals on the Notes.  A U.S. holder will be required to adjust its interest income at the time any contingent interest payment becomes fixed, rather than at the time the contingent interest payment is made. The amount of the adjustment attributable to the contingent payment will be measured by the difference between the present value of the amount of contingent interest that becomes fixed and the present value of the projected contingent payment, with present values being determined by discounting each amount from the date that the contingent interest is due to the date that the contingent interest becomes fixed using a discount rate equal to the comparable yield, as discussed above. Any positive or negative adjustments required will increase or decrease, respectively, a U.S. holder’s adjusted issue price and basis in the note at the time the contingent interest becomes fixed. Upon receipt of the contingent interest payment, a U.S. holder’s adjusted issue price and basis in the note will be reduced by the amount of the contingent interest payment.

If the aggregate positive adjustments exceed the aggregate negative adjustments in a tax year, the U.S. holder will have a “net positive adjustment” for the tax year and the U.S. holder will be required to treat the “net positive adjustment” as additional interest income for that tax year. For this purpose, the payments in a tax year include the fair market value of any property received in that year.

If the aggregate, negative adjustments exceed the aggregate positive adjustments in a tax year, a U.S. holder will have a “net negative adjustment” equal to the amount of such deficit. This adjustment will (i) reduce the U.S. holder’s interest income on the note for that tax year and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the note during prior tax years, reduced to the extent such interest income was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (i) and (ii) will be carried forward to offset future interest income in respect of the note or to reduce the amount realized upon a sale, exchange, repurchase or redemption of the note. A net negative adjustment is not subject to the two percent floor limitation imposed on an individual’s miscellaneous itemized deductions under Section 67 of the Code.

Sale, Exchange, Repurchase, Redemption or Conversion of the Notes.  Generally, the sale, exchange, repurchase or redemption of a note will result in gain or loss to a U.S. holder, which will be subject to tax. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of shares of our common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the payment of shares of our common stock to a U.S. holder upon the conversion of a note as a contingent payment under the CPDI Regulations. As described above, U.S. holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, the conversion of a note will also result in taxable gain or loss to a U.S. holder.

The amount of gain or loss on a sale, exchange, repurchase, redemption or conversion will be equal to the difference between (i) the amount of cash plus the fair market value of any other property received by the U.S. holder, including, the fair market value of any shares of our common stock received, reduced by any net negative adjustment carryforward as described above, and (ii) the U.S. holder’s adjusted tax basis in the note. Subject to the discussion above in “—U.S. Holders— Adjustments to Interest Accruals on the Notes,” a U.S. holder’s adjusted tax basis in a note on any date will generally be equal to the U.S. holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. holder under the CPDI Regulations as described above (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments, as described above, scheduled to be made on the notes to the U.S. holder through such date (without regard to the actual amount paid).

Gain recognized upon a sale, exchange, repurchase, redemption or conversion of a note will generally be treated as ordinary interest income. Any loss recognized upon a sale, exchange, repurchase, redemption or conversion of a note will be treated as an ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustment previously taken into account as ordinary loss, and thereafter, as capital loss (which will be long-term if the note was held for more than one year). The deductibility of capital losses is subject to limitations.

A U.S. holder’s tax basis in shares of our common stock received upon a conversion of a note will equal the fair market value of such common stock at the time of conversion, and the U.S. holder’s holding period for such shares will commence on the day immediately following the date of conversion.

Dividends Paid on Common Stock.  A distribution to a U.S. holder on our common stock that is made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will constitute a dividend and will be includable in income by such U.S. holder. Distributions not paid out of current or accumulated earnings and profits generally should be treated first as a return of capital to the extent of a U.S. holder’s tax basis in the common stock on which the distribution was made, and then as capital gain to the extent the distribution exceeds such tax basis. Provided that certain holding period and other requirements are satisfied by a U.S. holder, such of our distributions to such U.S. holders as are taxable as dividends will be (i) in the case of a corporate U.S. holder, eligible for the dividends received deduction and (ii) in the case of dividends paid in taxable years beginning on or before December 31, 2008, eligible to be treated by an individual U.S. holder as “qualified dividend income,” which is taxable at the rates generally applicable to long-term capital gains.

Sale, Exchange or Other Disposition of Common Stock.  Upon a sale, exchange or other disposition of common stock, a U.S. holder generally will recognize taxable capital gain or loss in an amount equal to the difference between (i) the aggregate amount realized upon such sale, exchange or other disposition and (ii) such U.S. holder’s aggregate tax basis in such common stock at the time of its disposition. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period with respect to such common stock is more than one year at the time of its disposition. Long-term capital gains of U.S. holders that are individuals are generally eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses recognized by a U.S. holder is subject to limitations. Under Treasury regulations intended to address so-called tax shelters and other tax-motivated transactions, a U.S. holder that recognizes a loss that meets certain thresholds upon the sale, exchange or other disposition of common stock may have to comply with certain disclosure requirements and should consult its tax advisor.

Information Reporting and Backup Withholding.  Interest paid or accrued on a note, distributions with respect to the common stock, as well as the proceeds from a sale, exchange or other disposition of a note or the common stock generally will be subject to information reporting. In addition, such amounts may be subject to backup withholding (currently imposed at a rate of 28%) if a U.S. holder fails to provide its correct taxpayer identification number or to make required certifications, or has been notified by the IRS that it is subject to backup withholding. Certain U.S. holders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be credited against a U.S. holder’s U.S. federal income tax liability. If backup withholding results in an overpayment of taxes, a U.S. holder may obtain a refund or credit, provided that the U.S. holder furnishes the required information to the IRS.

Non-U.S. Holders

Notes.  All payments on a note made to a non-U.S. holder, including a payment of our common stock pursuant to a conversion, and any gain realized on a sale or exchange of the note, generally will not be subject to U.S. federal income and withholding tax, unless the non-U.S. holder:

•      holds the note in connection with the conduct of a U.S. trade or business;

•      actually or constructively owns 10% or more of the total combined voting power of all classes of our voting stock (treating, for such purpose, notes held by a non-U.S. holder as having been converted into our common stock);

•      is a “controlled foreign corporation” that is directly or indirectly related to us;

•      is a bank that acquired a note in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; or

•      fails to properly certify to us or our paying agent as to its non-U.S. status (generally on IRS Form W-8BEN).

If a non-U.S. holder of a note were deemed to have received a constructive dividend (see “—Adjustment to the Conversion Rate” above), however, the non-U.S. holder would generally be subject to U.S. withholding tax at a rate of 30% on the amount of such dividend. We may satisfy the withholding requirement by reducing the interest payable to such non-U.S. holder by a corresponding amount. The withholding tax rate may be subject to reduction (i) by an applicable treaty if the non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a non-U.S. holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a U.S. trade or business.

Common Stock.  Dividends paid to a non-U.S. holder of common stock will generally be subject to U.S. withholding tax at a rate of 30%, which may be subject to reduction (i) by an applicable treaty if the non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI from a non-U.S. holder claiming that the dividends are effectively connected with the conduct of a U.S. trade or business.

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of common stock unless:

•      the non-U.S. holder holds the common stock in connection with the conduct of a U.S. trade or business;

•      the non-U.S. holder is an individual who is present in the U.S. for 183 days or more during the taxable year in which gain is realized and certain other conditions are met;

•      the non-U.S. holder fails to properly certify to us or our paying agent as to its non-U.S. status (generally on IRS Form W-8BEN); or

•      we are or have been a U.S. real property holding corporation (as defined in the Internal Revenue Code) at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder’s holding period in the common stock, and (i) the non-U.S. holder owns, or is deemed to own, more than 5% of our common stock at any time during such period or, on the date of acquisition of the notes, the non-U.S. holder owns notes with a fair market value of more than 5% of the fair market value of our common stock, or (ii) our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation.

Income Effectively Connected with a U.S. Trade or Business. If a non-U.S. holder of a note or our common stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on the common stock, gain realized on the sale, exchange, conversion or other disposition of the notes, or gain realized on the sale or exchange of our common stock is effectively connected with the conduct of such trade or business, the non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on such interest, dividends or gains in the same manner as if it were a U.S. holder. In addition, if such a non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding.  A non-U.S. holder not otherwise subject to U.S. income or withholding tax may nonetheless be subject to backup withholding (currently imposed at a rate of 28%) with respect to interest paid or accrued on a note, with respect to actual or constructive distributions on the common stock and with respect to amounts realized on the disposition of a note or common stock, unless the non-U.S. holder provides the applicable IRS Form W-8 or otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors as to their qualifications for an exemption for backup withholding and the procedures for establishing such exemption.

PLAN OF DISTRIBUTION

The securities to be offered and sold using this prospectus are being registered to permit public secondary trading of these securities by the selling securityholders from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling securityholders of the securities offered by this prospectus.  The aggregate proceeds to the selling securityholders from the sale of the notes or the common stock issuable upon conversion of the notes will be the purchase price of the notes less any discounts and commissions.  A selling securityholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock issuable upon conversion of the notes may be sold from time to time to purchasers directly by the selling securityholders and their successors, which includes their transferees, pledgees or donees or their successors, or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock issuable upon conversion of the notes.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.  As a result, any profits on the sale of the notes and the common stock issuable upon the conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act.  If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934, as amended.  If the notes and the common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.  We estimate that our share of the total expenses of this offering will be approximately $175,000.

The initial purchasers and their respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates.  The initial purchasers have received customary fees and commissions for these transactions.  Banc of America Securities LLC and its respective affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, including in connection with our securitization programs.  Bank of America, N.A. and one of its commercial paper conduits are lenders under one of our variable funding facilities which provides funding for our originated trust.  Banc of America Securities LLC is a member in our subsidiary Transistor Holdings, LLC, and Bank of America, N.A. and one of its commercial paper conduits provided a portion of the financing for Transistor Holdings, LLC’s purchase of a portfolio of credit card receivables in the fourth quarter of 2004.

J.P. Morgan Securities Inc. and its affiliates perform various financial advisory and investment banking services from time to time for us and our affiliates and own a portion of our outstanding securities.  As of June 30, 2005, two of J.P. Morgan Securities Inc.’s affiliates, J.P. Morgan Corsair II Capital Partners, L.P. and J.P. Morgan Capital, L.P., held an aggregate of 2,938,842 shares, or approximately 6.0%, of our outstanding common stock.

LEGAL MATTERS

Certain legal matters in connection with the notes offered hereby and the validity of the common stock issuable upon conversion of the notes will be passed upon for us by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report which is also included therein and incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from the SEC’s web site at www.sec.gov.  We also maintain an internet site at www.compucredit.com that contains information concerning us and our affiliates.  The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be part of this prospectus.

Incorporation by Reference

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on March 8, 2005, and Proxy Statement for the 2005 Annual Meeting of Shareholders (other than the compensation committee report and stock performance information included therein), which was filed with the SEC on April 7, 2005, our quarterly reports on Form 10-Q for the three months ended March 31, 2005 and June 30, 2005, which were filed with the SEC on May 4, 2005 and August 3, 2005, respectively, and our current report on Form 8-K, which was filed with the SEC on May 31, 2005.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of the filings which we incorporate by reference, at no cost, by writing or telephoning us as follows: CompuCredit Corporation, 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, Attention: Investor Relations, (770) 206-6200. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                 Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses in connection with the distribution of the securities covered by the registration statement of which this prospectus is a part.  We will bear all of these expenses.

Registration fee under the Securities Act	$29,425
Printing and engraving costs	40,000
Accounting fees and expenses	20,000
Legal fees and expenses	75,000
Miscellaneous	10,575
Total	$175,000

All of the above items are estimates.  All of such estimated expenses will be borne by CompuCredit Corporation.

Item 15.                 Indemnification of Officers and Directors.

The Georgia Business Corporation Code (the “GBCC”) permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director: (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the GBCC (and not for violation of other laws, such as the federal securities laws).

The GBCC further provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as it may indemnify a director.

The Amended and Restated Articles of Incorporation, as amended, exonerate the directors of CompuCredit from monetary liability to the extent permitted by this statutory provision. Our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, further provide that the we shall indemnify any director, and may indemnify any officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of CompuCredit), by reason of the fact that such person is or was a director or officer of CompuCredit, or is or was serving at the request of CompuCredit as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CompuCredit (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the GBCC.

In addition, the Second Amended and Restated Bylaws, as amended, provide that CompuCredit will advance to its directors, and may advance to its officers, reasonable expenses of any such proceeding; provided that, such person furnishes CompuCredit with (i) a written affirmation of such person’s good faith belief that such person has met the applicable standard of conduct and (ii) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification.

Notwithstanding any provision of our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, to the contrary, the GBCC provides that CompuCredit shall not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to CompuCredit or is subjected to injunctive relief in favor of CompuCredit: (i) for any appropriation, in violation of his duties, of any business opportunity of CompuCredit; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; and (iv) for any transaction from which the director or officer received an improper personal benefit.

We also maintain a directors’ and officers’ liability insurance policy that insures our directors and officers against such liabilities as are customarily covered by such policies.

Item 16.                 Exhibits.

Exhibit Number	Description of Exhibit	Incorporated by Reference from CompuCredit’s SEC Filings Unless Otherwise Indicated

3.1	Amended and Restated Articles of Incorporation	August 27, 1998, Form S-1, exhibit 3.1

3.2	Second Amended and Restated Bylaws	September 30, 2000, Form S-1, exhibit 3.2

4.1	Form of common stock certificate	August 27, 1998, Form S-1, exhibit 4.1

4.2	Indenture dated as of May 27, 2005 between CompuCredit Corporation and Wachovia Bank, National Association	May 31, 2005, Form 8-K, exhibit 4.1

4.3	Resale Registration Rights Agreement, dated as of May 27, 2005, by and between CompuCredit Corporation and Banc of America Securities LLC and J.P. Morgan Securities Inc.	May 31, 2005, Form 8-K, exhibit 4.2

5.1	Opinion of Troutman Sanders LLP as to the legality of the shares being registered	Previously filed

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges	Previously filed

23.1	Consent of BDO Seidman, LLP	Previously filed

23.2	Consent of Troutman Sanders LLP	Included in Exhibit 5.1

24.1	Powers of Attorney	Previously filed

25.1	Statement of Eligibility and Qualification of Trustee under the Trust Indenture Act of 1939, as amended, on Form T-1	Previously filed

Item 17.                 Undertakings.

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made of the common stock or debt registered hereby, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)           That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby further undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction to the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of Wachovia Bank, N.A., as trustee, to act under subsection (a) of Section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 20, 2005.

COMPUCREDIT CORPORATION

By:	/s/ J.Paul Whitehead, III
J.Paul Whitehead, III
Chief Financial Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the date first written above.

Signature	Title

/s/ David G. Hanna*	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
David G. Hanna

/s/ Richard R. House, Jr.*	President and Director
Richard R. House, Jr.

/s/ Richard W. Gilbert*	Chief Operating Officer and Director
Richard W. Gilbert

/s/ J.Paul Whitehead, III*	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
J.Paul Whitehead, III

/s/ Gregory J. Corona*	Director
Gregory J. Corona

/s/ Frank J. Hanna, III*	Director
Frank J. Hanna, III

/s Deal W. Hudson*	Director
Deal W. Hudson

/s/ Mack F. Mattingly*	Director
Mack F. Mattingly

/s/ Nicholas B. Paumgarten*	Director
Nicholas B. Paumgarten

/s/ Thomas G. Rosencrants*	Director
Thomas G. Rosencrants

* By:	/s/ Rohit H. Kirpalani	Attorney-In-Fact
Rohit H. Kirpalani